AAR 2005

CONTENTS

Financial Highlights 2
Letter to Stockholders 4
Corporate Overview 8
Aviation Supply Chain 10
Maintenance, Repair and Overhaul 12
Structures and Systems 14
Aircraft Sales and Leasing 16
Questions & Answers 18
Worldwide Locations 19
Corporate Officers 20
Board of Directors 20
Form 10-K 21
Stockholder Information .... Inside Back Cover

Our industry has seen its share of turmoil.

Challenged by rising fuel costs, fierce competition and mounting financial pressures, many of our customers struggle to navigate the changes.

For AAR, the forecast is clear.

Grow our business by helping customers rise above the turbulence and move beyond the turmoil.

FINANCIAL HIGHLIGHTS

FOR THE FISCAL YEAR ENDED MAY 31 — 000'S OMITTED EXCEPT PER SHARE DATA

	2005	2004	2003
OPERATING PERFORMANCE			
NET SALES	$747,848	$644,469	$599,842
INCOME (LOSS) FROM CONTINUING OPERATIONS	18,572	4,565	(10,578)
DILUTED EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS	$0.55	$0.14	($0.33)
FINANCIAL POSITION			
WORKING CAPITAL	$314,517	$300,943	$192,837
TOTAL ASSETS	732,230	709,292	686,621
TOTAL DEBT	230,904	252,058	256,914
STOCKHOLDERS' EQUITY	$314,744	$301,684	$294,988





Fiscal 2005 was a building year for AAR.

DAVID P. STORCH
PRESIDENT AND CEO

Dear Fellow Stockholders,

Fiscal 2005 was a year of improved financial performance with growth across all of AAR's business segments. During the year and in the months that followed, AAR won a number of significant programs, solidifying our standing in the marketplace and positioning the Company for future growth.

While overall market conditions improved, many of our airline customers, particularly in the United States, struggled as the cost of fuel hit record highs. Meanwhile, our government and defense customers carried out their winning strategy of partnering with industry to manage their supply chains and improve their ability to mobilize troops and equipment. The major aircraft manufacturers signaled the shape of things to come with new aircraft designed to meet the changing requirements and route structures of the recovering aviation industry.

In this environment, AAR outperformed the growth of our industry, increased sales in all four of our operating segments, gained market share and generated cash to fund the Company's growth initiatives and expansion into new markets.

During fiscal 2005, AAR grew its sales to $747.8 million, a 16% increase over last year, and increased income from continuing operations by more than 300%. We also generated cash flow from operations of $51 million, the highest level in the Company's history, enabling us to strengthen our balance sheet and make a number of strategic investments during the year.

This solid sales growth included a 26% increase in sales to airline customers, reflecting a moderate improvement in commercial aviation and AAR's growing share of this recovering market. Sales to AAR's government and defense customers also remained strong and increased 8% year-over-year as we continued to benefit from our defense customers' push to mobilize their forces and streamline their supply chains.

Overall, AAR made meaningful progress in nearly all areas of its financial performance. We increased the Company's gross profit margin to 16.2% from 15.6% a year earlier and reduced SG&A expense as a percentage of sales from 12.5% to 11.8% on a year-over-year basis.

We also lowered the Company's net interest expense by $1.5 million as we reduced our debt throughout the year. Income from continuing operations for the year was $18.6 million, or 55 cents per diluted share, compared with $4.6 million or 14 cents per diluted share in fiscal 2004.

CAPITALIZING ON CHANGES IN OUR INDUSTRY

During the year, worldwide airline traffic improved as the general flying public once again took to the skies. Available seat miles were up 11%, revenue passenger miles flown were up 14% and passenger traffic was up 12%, although many of the U.S. airlines struggled to improve their yields and combat the rising cost of fuel.[1] As crude oil continues to trade at record levels, we're anticipating further upheaval in the U.S. aviation marketplace.

AAR's government and defense customers invested in products and services to improve their ability to mobilize and respond to a growing variety of potential threats around the world. This resulted in continued strong demand for AAR's mobility products. While we don't expect these volumes to continue at record rates, we view the business environment favorably in the long term, as the U.S. reduces the number of permanent bases and migrates to a more mobile deployment strategy. Additionally, among the U.S. and its allies, there is growing acceptance of strategic partnerships with industry to manage platforms to improve mission readiness and contain costs.

During the year, the Company experienced strong demand from our customers in Asia and Europe, two markets we have targeted as growth areas. In Asia, to position ourselves in this growing market, we're increasing AAR's profile and presence primarily through partnership opportunities, as demonstrated by our landing gear joint venture with AIROD in Malaysia. In Europe, we are gaining market share with new and expanded inventory support programs. In fiscal 2005, we saw results from our efforts in these markets as reflected by a 47% sales increase in Asia and a 34% increase in Europe.

[1] Based on International Civil Aviation Organization (ICAO) data.


SALES
$800
$750
$700
$650
$600
$550
$500
$450
$400
$600
In millions of U.S. Dollars
FY2003 FY2004 FY2005


OPERATING INCOME
$30
$25
$20
$5
$0
In millions of U.S. Dollars
percent of sales
FY2003 FY2004 FY2005

STRENGTHENING OUR INDUSTRY-LEADING POSITION

To maximize revenues, increase market share and further align our operations to the marketplace, we made adjustments to our four business segments.

The Aviation Supply Chain segment includes all of our parts supply and licensed component repair facilities that offer inventory and supply chain management services to commercial and defense customers. Sales for these businesses increased 12% for the year and fourth quarter sales were exceptionally strong with a 34% year-over-year increase.

Subsequent to year-end, we were awarded a contract, as a member of the Northrop Grumman team, to provide supply chain services for the United Kingdom's Royal Air Force fleet of E-3D Sentry AWACS aircraft. AAR's portion of the contract is valued at approximately $400 million over a 20-year term. This agreement builds upon the excellent relationship we've established teaming with Northrop Grumman in support of the U.S. Air Force Joint STARS program. Further, in August 2005, we were selected by Mesa Air Group to provide a fully integrated supply chain program for their CRJ 700/900 and ERJ 145 regional fleets. This major program, valued at nearly $200 million over a 10-year term, combines our logistics, repair and asset management skills into a complete end-to-end solution and strengthens AAR's position in the fast-growing regional market.

The Maintenance, Repair and Overhaul (MRO) segment includes our Oklahoma airframe facility, our recently established Indianapolis MRO operation and our Landing Gear Services business. Sales for the MRO segment were up 5%, as many of our airline customers continued their recovery and searched for ways to reduce their operating costs.

Since announcing plans last year to commence operations in Indianapolis, we received our FAA certification; secured our first nose-to-tail customer, United Airlines; and successfully completed six heavy maintenance checks. Today, we're fully operational in three of the 10 bays available to us through our lease agreement. This accomplishment demonstrates the vision and dedication of a great many AAR employees, as well as the Company's entrepreneurial spirit — which is still alive and well in our 54th year.

Our Structures and Systems segment includes our businesses that design, engineer and manufacture mobility systems, cargo systems and composite structures. Sales in this segment increased 23% and, shortly after year-end, we received the largest original equipment order in the Company's history. AAR Cargo Systems was selected to provide in-plane cargo handling systems for the new Airbus A400M Military Transport Aircraft as a subcontractor to Pfalz Flugzeugwerke GmbH (PFW) of Speyer, Germany. AAR's share of the revenue from systems, service and spare parts sales is expected to exceed $300 million over the duration of the program with deliveries expected to begin toward the end of AAR's fiscal year 2007.

In the Aircraft Sales and Leasing segment, we continued to leverage our aircraft trading experience and integrated capabilities and have successfully attracted financial partners, enabling us to expand our participation in this market. During the year, we added six aircraft to our fleet and are focusing on a specific niche as we continue to approach this market opportunistically.


SELLING, GENERAL AND ADMINISTRATION
in millions of U.S. Dollars
percent of sales
$90
$88
$86
$84
$82
$80
$78
$76
$74
$72
$70
13.5%
13.0%
12.5%
12.0%
11.5%
11.0%
12.9%
12.5%
FY2003
FY2004
FY2005


DILUTED EARNINGS (LOSS) PER SHARE
FROM CONTINUING OPERATIONS
in U.S. Dollars
$.60
$.50
$.40
$.30
$.20
$.10
$0
-$.10
-$.20
-$.30
-$.40
$.14
FY2003
FY2004
FY2005

We're committed to investing in our employees and during the year made a significant effort to ensure that all of AAR's 646 aviation maintenance technicians had the training they needed to excel at performing their jobs. As a result, AAR earned the Federal Aviation Administration's Diamond Certificate of Excellence Award at every one of its certified repair stations. This prompted the FAA to pay a special visit to AAR to recognize our employees' and the Company's commitment to ensuring the highest levels of quality and flight safety for customers and the flying public.

IN CLOSING...

In January, we announced that Ira A. Eichner, AAR's founder and Chairman of the Board, will retire from our Board of Directors effective October 19, 2005. We are forever grateful for Ira's vision in creating the Company, which began from humble origins in 1951. Once a one-man operation located in downtown Chicago, AAR is now a global industry leader with over 2,700 employees located around the world. In building the Company, Ira established a solid foundation of integrity, fiscal responsibility, quality and customer dedication, which is still in place today. It is with great pride and reverence that I accept the challenge of following in his footsteps and assuming his role as Board Chairman. On behalf of the entire AAR team, we wish Ira all the best in his well-deserved retirement and thank him for his vision, his dedication and his legacy.

In June, Joel Spungin, a truly valued member of our Board of Directors since 1992, passed away. Joel was a devoted and insightful Director, as well as an active member of our Audit and Compensation Committees. We will certainly miss Joel's contributions and remember him fondly.

I'd like to acknowledge the dedication and contributions of the men and women of AAR who made fiscal 2005 another successful year for the Company. I'd also like to thank our customers for their business and for placing their trust in AAR. And, lastly, I want to thank our stockholders for their confidence in AAR and for investing in our future.

This year's accomplishments would not have been possible without the wisdom and guidance of our Board of Directors. Their experience, intuition and absolute commitment to sound corporate governance helped guide AAR through our industry's worst down cycle and emerge a stronger and better Company.

Fiscal 2005 was a building year for AAR. While we made excellent progress on our goals, including a 67% increase in share price, our greatest accomplishment was positioning the Company for the future. As we step up to the challenges of our new fiscal year, I believe that we have an excellent team in place — one that is energized and ready to capitalize on the exciting changes in our industry.

Sincerely,

David P. Storch

David P. Storch
President and Chief Executive Officer

August 24, 2005

CORPORATE OVERVIEW

AAR at-a-glance

For more than 50 years, AAR has helped the world's airlines and governments maximize aircraft uptime with comprehensive products, services and support programs.

AAR BUSINESS SEGMENTS



Aviation Supply Chain

AAR is a recognized leader in providing comprehensive aviation supply chain programs. We offer a wide variety of services that range from supplying individual spare parts to implementing end-to-end supply chain management programs. In addition to our program management capabilities, we maintain an extensive inventory of new and refurbished parts for virtually every type of aircraft in operation today. Our goal is to help customers reduce costs, increase parts availability and minimize downtime.

As part of our Aviation Supply Chain solutions, we also offer component repair services; overhaul, exchange and scrap replacement options; PMA parts supply; and proprietary systems integration solutions that provide customers with complete visibility across multi-vendor programs.

Products and Services

- Airframe Parts Supply & Repair
- Engine Parts Supply
- Inventory Management Programs
- PMA Development & Supply
- Business Systems Integration



Maintenance, Repair and Overhaul

AAR provides complete nose-to-tail support for our customers' aircraft maintenance, repair and overhaul needs, including everything from major structural repairs to the replacement of a single part. The start of operations at our world-class MRO facility in Indianapolis adds to the depth and breadth of services we offer through our Landing Gear Services facility in Miami, Florida, MRO facility in Oklahoma City, Oklahoma, and our aircraft storage operation in Roswell, New Mexico.

AAR is a high-quality, cost-effective resource for customers looking to control their expenses without sacrificing quality, service or safety. Our diverse portfolio of MRO services also gives our customers a single source for all of their maintenance needs.

Products and Services

- Aircraft Maintenance
- Landing Gear Services
- Aircraft Storage

SALES BY SEGMENT, MARKET AND REGION

Sales by Segment



- Aviation Supply Chain – 52%
- Structures and Systems – 27%
- Maintenance, Repair and Overhaul – 15%
- Aircraft Sales and Leasing – 6%

Sales by Market



- Commercial Aviation – 61%
- Defense Services – 36%
- General Aviation – 2%
- Industrial Products – 1%

Sales by Region



- North America – 72%
- Europe – 17%
- Asia/Pacific – 7%
- Other – 4%



Structures and Systems

AAR manufactures and repairs specialized mobility products that include custom pallets, containers and shelters used by U.S. forces and their allies to enhance their ability to mobilize and deploy troops and equipment. We also specialize in the design and manufacture of customized in-aircraft cargo loading systems and advanced composite structures for the aviation and transportation industries. Parts and services for industrial gas and steam turbines are also included in this segment.

Our dedicated professionals ensure customer satisfaction by supporting a culture of innovation, accountability, quality and continuous improvement. For us, speed and precision go hand-in-hand. That means meeting our customers' tightest deadlines while getting the job done right the first time.

Products and Services

- Mobility Systems
- Cargo Systems
- Composite Structures
- Heavy Industrial Turbines



Aircraft Sales & Leasing

AAR helps our customers locate and acquire aircraft and provides innovative financing solutions. We provide start-to-finish guidance in sourcing, purchasing and remarketing aircraft and help customers protect their assets with a wide range of technical services. These services include aircraft evaluations, borescope inspections, lease return condition analysis, aircraft and engine records audits, preparation and storage, and asset management.

We match sellers with buyers, meeting specific operational and financial requirements and helping to determine optimal financing arrangements. Our sales and leasing services help customers adjust their fleet composition to meet the demanding needs of changing economics, route systems and passenger preferences.

Products and Services

- Aircraft Sales and Leasing
- Advisory Services
- Joint Ventures

AVIATION SUPPLY CHAIN

Managing the supply chain – end-to-end

New opportunities for aviation supply chain programs are on the rise – as is our share of the business.


MARKET OUTLOOK – COMPONENT REPAIR
in billions of U.S. Dollars
$16
$14
$12
$10
$8
$6
$4
$2
$0
$7.6
$10.1
$12.3
2004
2009
2014

Source: AeroStrategy Management Consulting

The market for component repair, offered as part of our end-to-end supply chain programs, is projected to grow 62% over the next 10 years.

Forecasts indicate continued growth for this segment of the industry, which encompasses parts supply programs and component repairs. For example, $7.6 billion was spent for commercial airline component MRO in 2004. That's projected to increase to $10.1 billion by 2009 and $12.3 billion by 2014. On the defense side of the equation, components currently account for approximately $9 billion of the aggregate MRO spend, and performance-based logistics programs are presenting new opportunities for innovative companies with advanced supply chain solutions.[1]

Speeding Critical Components On Their Way

End-to-end management of the supply chain means critical components are ready to go whenever and wherever they're needed. Neither civilian nor military operators can tolerate the burden or expense of excessive inventory consuming resources and adding cost. AAR has the experience and the expertise to deliver the fully integrated solutions our customers need.

Leveraging the Digital Revolution

What's different about many of today's new breed of components is that they're digital and more reliable than their analog ancestors. Instead of exhaustive test bench examinations, many squawks can be identified via remote computer testing. The net result: units are back in operation sooner. The digital revolution has gone a long way in promoting the lean-shelf, quick-turn philosophy that has cut aircraft downtime and reduced inventory costs. AAR possesses the expertise to leverage this revolution. It also has the know-how to precisely manage the day-to-day logistics that keep an airline or a military fleet up and running.

In 2005, Mesa Air Group subsidiary Air Midwest chose AAR to provide supply chain services for its fleet of Beech 1900D propjets. AAR has engineered a comprehensive materials management program encompassing logistics, line station and repair management, scrap replacement and servicing for all four of Air Midwest's line stations, as well as its 10 outlying repair stations, helping Air Midwest to focus on their customers while freeing up capital. The success of this program earned AAR a new contract to support Mesa's CRJ 700/900 and ERJ 145 fleets.

Helping the Navy to Fly

On the military side, AAR was awarded a contract from Link Simulation and Training to provide logistical support for the United States Navy's new C-40As, a Boeing 737-700 variant. Under the terms of the agreement, an AAR/American Airlines team will perform comprehensive inventory supply chain management and airframe maintenance for the twin-jet transports — partnering to provide a complete end-to-end solution.

Today's operators, both civilian and defense, demand comprehensive, time-critical supply chain management. They want tight turnarounds and reliable service. It's an arena in which AAR delivers.

Aviation Supply Chain activities, which include component repair and overhaul, accounted for $390.1 million in FY2005 — a full 52 percent of AAR's sales. This was up significantly from FY2004's figure of $349.5 million.

[1] *Overhaul & Maintenance* magazine, Team SAI and BACK Aviation Solutions.


AAR

Aviation's vital link.

AAR HELPS KEEP AIRCRAFT IN THE AIR — SPEEDING CRITICAL PARTS AND PROVIDING REPAIR SERVICES TO COMMERCIAL AND DEFENSE CUSTOMERS AROUND THE WORLD.



Ready to fly.

AAR'S NEWEST MRO FACILITY FEATURES SOME OF THE MOST ADVANCED EQUIPMENT IN THE WORLD. BUT IT'S OUR PEOPLE THAT KEEP OUR CUSTOMERS' PLANES FLYING SAFELY.

MAINTENANCE, REPAIR AND OVERHAUL

Reducing costs for carriers – it takes a partnership

More and more carriers are aligning themselves with AAR. The reason why: lower maintenance costs. And fewer headaches.

MRO MARKET GROWTH



$30
$25
$20
$15
$10
$5
$0
In billions
2004
2009
2014
Line maintenance
Airframe heavy
Modifications

Source: AeroStrategy Management Consulting

AAR is well-positioned to capitalize on the growing demand for MRO services.

Last year, AAR opened the doors to its new world-class MRO facility in Indianapolis. But today's aviation industry demands more than raw capability and operational excellence. At the core of our industry is the premise of partnership — of shared risks and rewards. In no arena is this more apparent than Maintenance, Repair and Overhaul.

Airlines, fiscally pressed to find ways to maintain quality and improve yields, are working with MRO providers to formulate solutions. In the forefront of that mission is AAR.

An Expanding Future

The MRO market shows no signs of leveling off. Increasingly, customers are viewing contract maintenance as a viable alternative for lowering their costs without sacrificing quality, service or safety. And AAR is well-positioned with the capacity, capability and workforce to respond to this growing demand.

That is what's compelling for AAR. What makes it worthwhile for airlines is that unit costs are dropping. In 2002, they were $15.91 per 1,000 available seat miles (ASMs). By 2005, they had fallen to $12.90 per 1,000 ASMs — a decline of 18.9 percent.[1] The forecast is for annual declines of approximately 3 percent for the next five years. Contract maintenance is a meaningful part of this significant savings.

Beating Costs Through Partnership

High quality and lower costs through partnerships with our customers. It's a formula for mutual success — nothing less than a fundamental change in the way MRO is managed. Leveraging the success of AAR's Oklahoma-based MRO operation and Miami-based landing gear facility, is AAR's new state-of-the-art Indianapolis maintenance facility. It's there that AAR provides heavy maintenance for United Airlines' fleet of 737s and the partnership has already reduced UA's 737 MRO costs. Credit for this success goes to AAR's highly trained technicians, who consistently deliver industry-leading turn times and are committed to service excellence and flight safety.

As carriers align themselves with AAR, we are working more closely with global partners to deliver high quality and containable costs elsewhere in the world. In 2005, AAR signed a joint venture agreement with Malaysian MRO provider AIROD to establish a landing gear overhaul facility in the dynamic South Asian nation. The joint venture is in a region where both cargo and passenger traffic are projected to grow between 5 and 7 percent over the next few years.

Whether we're serving customers in North America or Southeast Asia, the term "partnership" translates equally well.

MRO accounted for 15 percent of AAR's sales in FY2005 — $111.9 million. The numbers were up from 2004's $106.4 million and significantly above 2003's $93.4 million.

INDIANAPOLIS START-UP – CONCEPT TO CUSTOMER IN LESS THAN ONE YEAR.

JUNE 2004	JULY 2004	NOVEMBER 2004	FEBRUARY 2005	MARCH 2005
Announce Start-Up Plans	Host Job Fair	Receive FAA Certification	Hire General Manager	Sign First Customer



[1] *Overhaul & Maintenance* magazine, Team SAI and BACK Aviation Solutions.

STRUCTURES AND SYSTEMS

Meeting the challenges of the world's fleet

We're putting our advanced engineering to work where it's needed most — on solving problems for our customers.

FLEET GROWTH FORECAST


30
25
20
15
10
5
0
in thousands
2004
2009
2014
Narrow-body
Regional Jet
Wide-body

Source: Overhaul & Maintenance magazine, Team SAI and BACK Aviation Solutions

Fleet growth over the next 10 years will create opportunities for AAR's Structures and Systems business.

Many factors have combined to drive AAR's continued strength and growth in this segment. Our defense customers' push to increase operational mobility of troops has been a primary driver, and it continues to present significant long-term prospects. To complement that business going forward, AAR is sharpening its focus on the commercial sector with an emphasis on increased engineering content and more original equipment to position the Company for growth as the world's fleet continues to grow.

Leading the Way With Cargo

Engineering is the essential element behind AAR's expanding Structures and Systems business. Innovation underpins our efforts to offer reliable, cutting-edge Structures and Systems to our defense and airline customers. Performing at this level requires skill, size and scope — the kind of attributes found at a company with 54 years in the aviation business.

AAR is a time-tested leader in cargo technology. In 2005, AAR Cargo Systems was selected by Alenia Aeronautica to supply cargo handling and tow plate systems for the new C-27J Medium Tactical Transport, a project being jointly developed by Alenia and Lockheed Martin. And, subsequent to year-end, AAR was selected as part of a team to develop and produce cargo systems for the new Airbus A400M Military Transport Aircraft.

Keeping the United States Air Force Mobile

Earlier in the year, the United States Air Force awarded AAR Mobility Systems a contract to provide an estimated 10,000 new 463L pallets, the standard pallet employed on USAF C-130, C-5 and C-141 airlifters. Pallets are the bricks and mortar of air mobility. They've got to be sturdy and capable of taking the kind of day-in, day-out pounding today's real-world operations produce.

Protecting What's Important

AAR's Structures and Systems efforts are focused on real-world challenges. To that end, AAR's Composites manufacturing unit was chosen as a key player on the Northrop Grumman Corporation team working on Phase II of the Counter-Man Portable Air Defense System. AAR is designing custom, aerodynamic composite fairings to house and protect a commercial variant of Northrop Grumman's directional infrared countermeasure (DIRCM) system, currently in use on a variety of military aircraft throughout the world. The aim: to give governments and airlines the ability to protect commercial aircraft from shoulder-fired missiles.

For years, AAR has met the challenges of demanding customers. Today, we're forging solid relationships with the companies building and shaping tomorrow's aircraft fleets. Market forces dictating future growth are both traditional and groundbreaking, reflecting the need to do everything from load cargo to protect against new threats in a dangerous age.

The Structures and Systems segment of AAR accounted for 27 percent of the Company's sales in FY2005 — $200.7 million. In FY2004, sales were $163.6 million.

Innovations in motion.

WITH CUSTOM-DESIGNED MOBILITY SYSTEMS, CARGO SYSTEMS AND COMPOSITE STRUCTURES, AAR HELPS CUSTOMERS MOVE PASSENGERS AND CARGO COST-EFFECTIVELY AND SAFELY.





Buy. Sell. Lease.

AAR IS LEVERAGING ITS INDUSTRY EXPERIENCE AND EXPANSIVE NETWORK OF RELATIONSHIPS TO HELP CUSTOMERS LOCATE, EVALUATE AND ACQUIRE HIGH-QUALITY AIRCRAFT TO MEET EVERY AVIATION NEED.

AIRCRAFT SALES AND LEASING

Staying ahead of the market

The demand for new aircraft is accelerating. AAR is ready.

WORLD AIR TRAVEL CONTINUES TO GROW


10K
7.5K
5K
2.5K
0
revenue passenger kilometer in billions
2004
2009
2014

Source: Boeing Market Outlook 2005

Robust growth in air travel creates demand for the sourcing and remarketing of aircraft.

Key forces indicate a continued rebound in Aircraft Sales and Leasing. The FAA says demand for airline seats, which plummeted after September 11, should recover by the end of calendar year 2005, and that commercial aviation in the United States is on track to transport one billion passengers by 2015.

Real market forces underpin these predictions. The Office of Management and Budget (OMB) projects that the U.S. economic recovery will be in full upswing over the next several years. Real GDP expanded by 3.7 percent in FY2005. It's projected to grow by 3.4 percent in FY2006. Over the next dozen years, OMB forecasts show GDP increasing at an annual rate of 3.2 percent. Worldwide economic activity is predicted to climb at the same clip.

Following the Economy

Where the economy goes, the aviation industry follows. In 2004, the U.S. commercial aviation industry flew 953.6 billion available seat miles (ASMs). By 2016, FAA predicts that number will reach 1.6 trillion. That breaks down to a 5.7 percent annual growth rate.

Where 7,832 commercial aircraft transported fliers in 2004, it will take 11,272 of them to fill the demand by 2016. That's a growth rate of 3.7 percent per year or 287 aircraft annually. And airlines are hard-pressed to find economic solutions with uncompromised quality.

Reading the Signs

Team SAI/BACK says the current mix of 63 percent narrow-body, 23 percent wide-body and 14 percent regional jets will shift somewhat by 2015. By then, 22 percent of the worldwide fleet will be regional jets, as major carriers increase flight frequencies and the kind of point-to-point flying passengers prefer. Look for domestic regional/commuter aircraft ASMs to continue double-digit growth — at least near term. Regional/commuter capacity was forecast to increase 20.7 percent in 2005 and 11.9 percent in 2006. After that, expect a steady 6.7 percent per annum increase over the next 12 years.

This tracks with AAR's strategic prediction that the market for Aircraft Sales and Leasing will be influenced by an aging, and at the same time, expanding, regional fleet.

Market indicators show an accelerating demand for Aircraft Sales and Leasing. The segment accounted for approximately $45.1 million of AAR's sales in FY2005 — 6 percent of total sales. By comparison, the FY2004 figure was $25.0 million.

In aggregate, all these figures and AAR's progress this year underscore something fundamental about AAR in particular and the aviation industry in general: after every industry downturn, together we reach new heights.

Questions & Answers

Growth, profitability and the competitive landscape.

Q: What is AAR's approach to growing the Company?

A: Our growth strategy includes a mix of organic growth through new program wins and greater market penetration with commercial and defense customers, as well as acquisitions where we can develop financial or operational synergies, add new capabilities to serve our target markets and expand our product offerings in the marketplace.

Q: How does AAR plan to grow internationally?

A: Our primary focus is on Asia and Europe because this is where we see the greatest potential; however, we will also selectively pursue other opportunities where it makes sense. We increased our presence in Asia through new sales offices and a joint venture in fiscal 2005, and we expect more activity of this type in the future. In Europe, we are adding new programs and taking steps to become a bigger player in this market and gain market share. It's our objective to continue to grow sales at a rate greater than the market growth rate.

Q: What are AAR's investment merits?

A: AAR has a long history of success and profitability, turning a profit in 52 of the 54 years we've been in business. AAR has persevered through several industry down cycles, and each time, has emerged as a stronger and more savvy competitor. This latest downturn is no exception. The Company incurred losses in the period immediately following 9/11, returned to profitability in fiscal 2004 and delivered a solid profit in fiscal 2005. AAR has improved its financial results, strengthened its balance sheet and won several significant new business awards to position the Company for future growth. We have a seasoned leadership team, which is focused on execution and a diverse product and service offering that is valued by the marketplace. The Company is poised to capitalize on the changing aviation/aerospace industry and drive increased value for its customers and shareholders.

Q: What are AAR's competitive strengths?

A: We view our speed, attention to quality and close-to-the-customer business model as primary competitive strengths. Additionally, we have extensive expertise in the areas of sourcing, logistics management and engineered solutions. We also leverage information technology to optimize and add value to our product and service offerings. AAR has 54 years of know-how and has maintained a strong entrepreneurial spirit throughout its history. We have earned a great reputation in the industry as a dependable company that makes things happen and gets the job done right.

Q: Who are AAR's major suppliers and customers?

A: Some of our major suppliers for engine parts include General Electric and Pratt & Whitney. Primary suppliers for airframe parts include Boeing, Honeywell, Goodrich and other major OEMs. Some of our major customers include the U.S. Government, Alaska Airlines, American Airlines, Boeing, Delta Airlines, Fiat Aviazione SpA, General Electric, L-3 Communications, MTU Maintenance GmbH, Northrop Grumman, United Airlines and United Parcel Service.

AAR's 2,700 employees are strategically located around the world to serve the needs of our global customers. Consistent with AAR's close-to-the-customer business model, we'll continue to complement AAR's diverse product and service offerings with an in-depth understanding of different cultures, business environments and regulatory requirements as we expand into new markets.



AAR Corporate Headquarters, located in Wood Dale, Illinois, U.S.A.

Aviation Supply Chain
Amsterdam, The Netherlands
Atlanta, Georgia*
Cherry Point, North Carolina
Falls Creek, Pennsylvania*
Farmington, New Mexico*
Ft. Worth, Texas
Garden City, New York
Hannover, Germany
Hurlburt Field, Florida*
Jacksonville, Florida
Little Rock, Arkansas*
Macon, Georgia
Mitcham, England
Naples, Italy
San Diego, California*
Teterboro, New Jersey
Waddington, England*
Windsor, Connecticut
Wood Dale, Illinois
Zhuhai, China*

Maintenance, Repair and Overhaul
Indianapolis, Indiana
Kuala Lumpur, Malaysia
Miami, Florida
Oklahoma City, Oklahoma
Roswell, New Mexico

Structures and Systems
Cadillac, Michigan
Clearwater, Florida
Frankfort, New York
Livonia, Michigan
Memphis, Tennessee
Sacramento, California

Aircraft Sales and Leasing
Wood Dale, Illinois

Sales & Support
Atlanta, Georgia*
Dresden, Germany
Huntsville, Alabama
London, England
Melbourne, Australia
Oklahoma City, Oklahoma
Paris, France
Rio de Janeiro, Brazil
San Antonio, Texas
Shanghai, China
Singapore, Republic of Singapore
Tel Aviv, Israel
Tokyo, Japan

**Indicates AAR sites within customer facilities*

CORPORATE OFFICERS

David P. Storch
President and Chief Executive Officer

Michael K. Carr
Vice President, Tax

Peter K. Chapman
Vice President, Marketing and Business Development

James J. Clark
Group Vice President, Aviation Supply Chain

Michael S. Cohen
Vice President, Operations and Engineering

Kevin M. Larson
Vice President, Chief Information Officer

J. Mark McDonald
Group Vice President, Structures and Systems; Maintenance, Repair and Overhaul

David E. Prusiecki
Vice President, Defense Programs

Howard A. Pulsifer
Vice President, General Counsel and Secretary

Timothy J. Romenesko
Vice President, Chief Financial Officer and Treasurer

Michael J. Sharp
Vice President, Controller and Chief Accounting Officer

Timothy O. Skelly
Vice President, Human Resources

BOARD COMMITTEES

Audit

James E. Goodwin,
Chairman

James G. Brocksmith, Jr.

Marc J. Walfish

Compensation

James G. Brocksmith, Jr.,
Chairman

Ronald R. Fogleman

Ronald B. Woodard

Executive

Ira A. Eichner,
Chairman

David P. Storch

James E. Goodwin

Marc J. Walfish

Nominating & Governance

Ronald R. Fogleman,
Chairman

James E. Goodwin

Marc J. Walfish



Ira A. Eichner, Chairman of the Board and Founder, with David P. Storch, President and Chief Executive Officer.

BOARD OF DIRECTORS

Ira A. Eichner
Chairman of the Board and Founder, AAR CORP.

David P. Storch
President and Chief Executive Officer, AAR CORP.

Michael R. Boyce
Chairman and Chief Executive Officer, PQ Corporation
Chairman and Chief Executive Officer, Peak Investments

James G. Brocksmith, Jr.
Independent Business Consultant
Retired Deputy Chairman and Chief Operating Officer, KPMG LLP

General Ronald R. Fogleman, USAF (Ret.)
President and Chief Operating Officer, B Bar J Cattle Company
President and Chief Operating Officer, Durango Aerospace, Inc.

James E. Goodwin
Independent Business Consultant
Retired Chairman and Chief Executive Officer, UAL Corporation

Marc J. Walfish
Founder, Merit Capital Partners

Ronald B. Woodard
Chairman of MagnaDrive, Inc.
Retired President of the Boeing Commercial Airplane Group

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended May 31, 2005

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission file number 1-6263

AAR CORP.

(Exact name of Registrant as specified in its charter)

Delaware	**36-2334820**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(630) 227-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of Each Exchange on Which Registered*
Common Stock, $1.00 par value	**New York Stock Exchange** **Chicago Stock Exchange**
Common Stock Purchase Rights	**New York Stock Exchange** **Chicago Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

At November 30, 2004, the aggregate market value of the Registrant's voting stock held by nonaffiliates was approximately $430,884,264 (based upon the closing price of the Common Stock at November 30, 2004 as reported on the New York Stock Exchange). The calculation of such market value has been made for the purposes of this report only and should not be considered as an admission or conclusion by the Registrant that any person is in fact an affiliate of the Registrant.

On July 18, 2005, there were 32,591,478 shares of Common Stock outstanding.

Documents Incorporated by Reference

Portions of the definitive proxy statement relating to the Registrant's 2005 Annual Meeting of Stockholders, to be held October 19, 2005 are incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	2
Item 2.	Properties	6
Item 3.	Legal Proceedings	6
Item 4.	Submission of Matters to a Vote of Security Holders	7
	Supplemental Item—Executive Officers of the Registrant	8
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	9
Item 6.	Selected Financial Data	10
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	19
Item 8.	Financial Statements and Supplementary Data	20
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	56
Item 9A.	Controls and Procedures	56
Item 9B.	Other Information	58
PART III		
Item 10.	Directors and Executive Officers of the Registrant	58
Item 11.	Executive Compensation	58
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	59
Item 13.	Certain Relationships and Related Transactions	59
Item 14.	Principal Accountant Fees and Services	59
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	60
SIGNATURES		61
EXHIBIT INDEX		

PART I

ITEM 1. BUSINESS
(Dollars in thousands)

General

AAR CORP. and its subsidiaries are referred to herein collectively as "AAR," "Company," "we," "us," and "our" unless the context indicates otherwise. AAR was founded in 1951, organized in 1955 and reincorporated in Delaware in 1966. We are a diversified provider of products and services to the worldwide aviation/aerospace and defense industries. We conduct our business activities primarily through six principal operating subsidiaries: AAR Parts Trading, Inc., AAR Aircraft & Engine Sales & Leasing, Inc., AAR Services, Inc., AAR Aircraft Services, Inc., AAR Manufacturing, Inc., and AAR International, Inc. Our international business activities are conducted primarily through AAR International, Inc.

In connection with filing this Form 10-K, we have re-named our reportable segments and have changed the composition of some of the businesses within these segments. The Inventory and Logistic Services segment is now part of the Aviation Supply Chain segment; the Maintenance, Repair and Overhaul segment name has not changed, however, we have changed the composition of the businesses within the segment; the Manufacturing segment is now called the Structures and Systems segment; and the Aircraft and Engine Sales and Leasing segment is now called the Aircraft Sales and Leasing segment.

Results for our aircraft component repair business, which were previously reported in the Maintenance, Repair and Overhaul segment, are now reported in the Aviation Supply Chain segment. Results for our industrial gas turbine business, which also were previously reported in the Maintenance, Repair and Overhaul segment, are now reported in the Structures and Systems segment. Results for our engine sales and leasing business, which were previously reported in the Aircraft and Engine Sales and Leasing segment, are now reported in the Aviation Supply Chain segment.

The changes to our reportable segments were necessary to align our reportable segments consistent with the way our Chief Executive Officer now evaluates performance and the way we are internally organized. We believe these changes will provide enhanced transparency to our airframe maintenance activities, which are becoming a more material part of AAR as a result of our occupancy of an airframe maintenance facility in Indianapolis, Indiana. Further, it combines the performance of our aircraft component repair business with our parts distribution, program and logistics businesses, which is consistent with how we present these products and services to the marketplace. We changed the name of our Manufacturing segment to Structures and Systems, which better defines the products and services offered by this segment of our Company.

Our four business segments are: (i) Aviation Supply Chain, comprised primarily of business activities conducted through AAR Parts Trading, Inc., AAR Services, Inc., AAR Allen Services, Inc., a wholly-owned subsidiary of AAR Parts Trading, Inc. and AAR Services, Inc., respectively, and AAR International, Inc. (ii) Maintenance, Repair and Overhaul, comprised primarily of business activities conducted through AAR Services, Inc., AAR Allen Services, Inc. and AAR Aircraft Services, Inc. (iii) Structures and Systems, comprised primarily of business activities conducted through AAR Manufacturing, Inc., and (iv) Aircraft Sales and Leasing, comprised of business activities primarily conducted through AAR Aircraft & Engine Sales & Leasing, Inc.

Aviation Supply Chain

Activities in our Aviation Supply Chain segment include the purchase and sale of a wide variety of new, overhauled and repaired engine and airframe parts and components for our aviation and defense customers. We also repair and overhaul a wide variety of avionics, instruments, electrical, electronic, fuel, hydraulic and pneumatic components and a broad range of internal airframe components for the same customer categories. We provide customized inventory supply and management programs for engine and airframe parts and components in support of customer maintenance activities. We are an authorized distributor for more than 125 leading aviation and aerospace product manufacturers. In addition, we sell and lease commercial jet engines. We acquire aviation products for the Aviation Supply Chain segment from domestic and foreign airlines, independent aviation service companies, aircraft leasing companies and original equipment manufacturers. In the Aviation Supply Chain segment, the majority of our sales are made pursuant to standard commercial purchase orders. In certain inventory supply and management programs, we supply products and services under agreements reflecting negotiated terms and conditions.

Maintenance, Repair and Overhaul

Activities in our Maintenance, Repair and Overhaul segment include airframe maintenance services and the repair and overhaul of most types of landing gear for commercial and defense customers. In June 2004, we entered into a long-term agreement to occupy a portion of an airframe maintenance facility in Indianapolis, Indiana (the Indianapolis Maintenance Center or IMC), which is owned by the Indianapolis Aircraft Authority (IAA). The IMC is comprised of 12 airframe maintenance bays, backshop space to support airframe maintenance activities, warehouse and office space. We currently occupy and are performing maintenance activities in three bays and occupy certain office space within the IMC. We have options for seven additional bays and additional office space under a lease which expires in December 2014, with a ten-year renewal option. The lease agreement contains early termination rights for AAR and the IAA, which may be exercised in specified circumstances. We believe the IMC is one of the most efficient and state-of-the-art airframe maintenance facilities in the world and our occupancy of the IMC significantly expands our maintenance and repair capacity and capabilities. In addition to the IMC, we operate an aircraft maintenance facility located in Oklahoma City, Oklahoma providing airframe maintenance, modification, special equipment installation, painting services and aircraft terminal services for various models of commercial, defense, regional, business and general aviation aircraft. We also operate an aircraft storage facility in Roswell, New Mexico. In this segment, we purchase replacement parts from original equipment manufacturers and suppliers that are used in maintenance, repair and overhaul operations. We have ongoing arrangements with original equipment manufacturers (OEMs) that provide us access to parts, repair manuals and service bulletins in support of parts manufactured by the OEM. Although the terms of each arrangement vary, they typically are made on standard OEM terms as to duration, price and delivery. When possible, we will obtain replacement parts used in repair and overhaul activities from operating units in our Aviation Supply Chain segment.

Structures and Systems

Activities in our Structures and Systems segment include the manufacture and repair of a wide array of containers, pallets and shelters in support of military and humanitarian tactical deployment activities. We design, manufacture and install in-plane cargo loading and handling systems for commercial and military aircraft and helicopters. We also design and manufacture advanced composite materials for commercial, business and military aircraft as well as advanced composite structures for the transportation industry. We provide turbine engine overhaul and parts supply services to industrial gas and steam turbine operators and for certain military engines. In this segment, sales are made to customers pursuant to standard commercial purchase orders and contracts. In this segment, we purchase aluminum sheets, extrusions and castings and other necessary supplies from a number of vendors.

Aircraft Sales and Leasing

Activities in our Aircraft Sales and Leasing segment include the sale or lease of used commercial jet aircraft. In this segment, each sale or lease is negotiated as a separate agreement which includes term, price, representations, warranties and lease return provisions. Leases are fixed in regard to term; early termination by the lessee is not permitted except in the event of a breach by us. In this segment, we purchase aircraft from domestic and foreign airlines and aircraft leasing companies. Activities in the Aircraft Sales and Leasing segment also include the formation and operation of joint ventures with strategic and financial partners. The primary business of these joint ventures is the ownership and lease of aircraft to commercial airlines. Within this segment, we also provide advisory services which consist of assistance in remarketing aircraft, records management and storage maintenance.

Raw Materials

We historically have been able to obtain raw materials and other items for our inventories for each of our segments at competitive prices, terms and conditions from numerous sources, and we expect to be able to continue to do so.

Terms of Sale

In the Aviation Supply Chain, Maintenance, Repair and Overhaul and Structures and Systems segments, we generally sell our products under standard 30-day terms. On occasion, certain customers (principally foreign customers) will negotiate extended payment terms (60-90 days). Except for customary warranty provisions, customers do not have the right to return products nor do they have the right to extended financing. In the Aircraft Sales and Leasing segment, we sell our products on a cash due at delivery basis, standard 30-day terms or on an extended term basis and aircraft purchasers do not have the right to return the aircraft.

Customers

For each of our reportable segments, we market and sell aviation products and services primarily through our own employees. In certain regions of the world, we rely on foreign sales representatives to market and sell our products and services. The principal customers for our products and services in the Aviation Supply Chain and Maintenance, Repair and Overhaul segments are domestic and foreign commercial airlines, regional and commuter airlines, business and general aviation operators, aviation original equipment manufacturers, aircraft leasing companies, domestic and foreign military organizations and independent aviation support companies. In the Structures and Systems segment, our principal customers include domestic and foreign military organizations, domestic and foreign commercial airlines, aviation original equipment manufacturers and other industrial entities. The principal customers in the Aircraft Sales and Leasing segment include domestic and foreign commercial airlines and aircraft finance and leasing companies. Sales of aviation products and services to commercial airlines are generally affected by such factors as the number, type and average age of aircraft in service, the levels of aircraft utilization (e.g., frequency of schedules), the number of airline operators and the level of sales of new and used aircraft.

Licenses

We have 14 Federal Aviation Administration (FAA) licensed repair stations in the United States and Europe. Of the 14 FAA repair stations, eight are also European Aviation Safety Agency (EASA) licensed repair stations. Such licenses, which are ongoing in duration, are required in order for us to perform authorized maintenance, repair and overhaul services for our customers and are subject to revocation by the government for non-compliance with applicable regulations. Of the 14 FAA licensed repair stations, five are in the Aviation Supply Chain segment, four are in the Maintenance, Repair and Overhaul segment, and five are in the Structures and Systems segment. Of the eight EASA licensed repair stations, three are in the Aviation Supply Chain segment, three are in the Maintenance, Repair and Overhaul segment and two are in the Structures and Systems segment. We believe that we possess all licenses and certifications that are material to the conduct of our business.

Competition

Competition in the worldwide aviation/aerospace industry is based on quality, ability to provide a broad range of products and services, speed of delivery and price. Competitors in both the Aviation Supply Chain and the Maintenance, Repair and Overhaul segments include original equipment manufacturers, the service divisions of large commercial airlines and other independent suppliers of parts and services. In our Aircraft Sales and Leasing segment, we face competition from financial institutions, syndicators, commercial and specialized leasing companies and other entities that provide financing. Our pallet, container and shelter manufacturing activities in our Structures and Systems segment compete with several large and small companies, and our cargo systems and composite structures competitors include a number of divisions of large corporations and small companies. Although certain of our competitors have substantially greater financial and other resources than we do, in each of our four reportable segments we believe that we have maintained a satisfactory competitive position through our responsiveness to customer needs, our attention to quality and our unique combination of market expertise and technical and financial capabilities.

Backlog

At May 31, 2005, backlog believed to be firm was approximately $160,400 compared to $162,400 at May 31, 2004. Approximately $151,800 of this backlog is expected to be filled within the next 12 months.

On June 16, 2005, we announced that our Cargo Systems operating unit was selected to provide cargo handling systems for the new A400M Military Transport Aircraft. We are teaming with Pfalz Flugzeugwerke GmbH of Speyer, Germany on the program. Initial sales of the cargo systems together with estimated revenue from spare parts sales and service are scheduled to begin in fiscal 2007. Our portion of revenue to be generated from the program is expected to exceed $300,000 through fiscal 2015, based on sales projections for the A400M. Airbus Military currently has orders for 188 A400M's from eight governments, including France and Germany, with deliveries scheduled to begin in 2008. This contract is not included in our May 31, 2005 backlog.

Employees

At May 31, 2005, we employed approximately 2,600 persons worldwide.

Sales to U.S. Government

Sales to the U.S. Government, its agencies and its contractors were $252,168 (33.7% of total sales), $222,558 (34.5% of total sales), and $170,191 (28.4% of total sales) in fiscal years 2005, 2004 and 2003, respectively. Because such sales are subject to competitive bidding and government funding, no assurance can be given that such sales will continue at levels previously experienced. The majority of our government contracts are for products and services used for ongoing routine military logistic support activities; unlike weapons systems and other high-technology military requirements, these products and services are less likely to be affected by significant changes in defense spending. Our government contracts are subject to termination at the election of the government; in the event of such a termination we would be entitled to recover from the government all allowable costs incurred by us through the date of termination.

Additional Information

For additional information concerning our business segments, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business Segment Information" in

Note 13 of Notes to Consolidated Financial Statements under Item 8, "Financial Statements and Supplementary Data" below.

Our internet address is *www.aarcorp.com*. We make available free of charge through our web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to the SEC. Information contained on our web site is not a part of this report.

ITEM 2. PROPERTIES

Our principal activities in the Aircraft Sales and Leasing segment and parts distribution activities in the Aviation Supply Chain segment are conducted from a building in Wood Dale, Illinois, which is owned by us subject to a mortgage. In addition to warehouse space, this facility includes executive, sales and administrative offices. We also lease facilities in Atlanta and Macon, Georgia, Jacksonville, Florida, Garden City, New York and London, England and we own a building near Schiphol International Airport in the Netherlands to support activities in the Aviation Supply Chain segment.

Maintenance, Repair and Overhaul activities are conducted at facilities leased by us located in Indianapolis, Indiana, Oklahoma City, Oklahoma, Miami, Florida and Roswell, New Mexico.

Our activities in the Structures and Systems segment are conducted at facilities owned by us in Clearwater, Florida (subject to an industrial revenue bond), Cadillac and Livonia, Michigan and Frankfort, New York.

We believe that our owned and leased facilities are suitable and adequate for our operational requirements.

ITEM 3. LEGAL PROCEEDINGS
(Dollars in thousands)

Except as described below, we are not a party to any material, pending legal proceeding (including any governmental or environmental proceedings) other than routine litigation incidental to our existing business.

AAR Manufacturing, Inc., a subsidiary of the Company ("subsidiary") received an Administrative Order for Response Activity ("Order") dated August 7, 2003, from the Michigan Department of Environmental Quality ("MDEQ") relating to environmental conditions at and in the vicinity of the subsidiary's Cadillac, Michigan plant. The Order requires the subsidiary to perform environmental investigatory work, prepare a feasibility study and a remedial action plan, and perform interim response actions. The interim response actions include continuation of the response activities the subsidiary is performing under a 1985 Consent Decree, operation of a soil vapor extraction system the subsidiary had previously installed and operated, determination of the need to provide alternate water supplies to off-site properties (and if it is so determined then to actually provide it), removal of any free phase liquids encountered in the ground, provision of notices of groundwater contamination migration to off-site property owners, and other actions determined by the MDEQ or the subsidiary to be appropriate. A letter dated June 14, 2002 from the MDEQ further demands payment of environmental response costs already incurred by the MDEQ in the amount of $525 plus interest plus unspecified costs to be incurred in the future by the MDEQ. The Order and the letter which accompanied the Order threaten the imposition of civil fines up to $25 for each day of violation of the Order plus exemplary damages up to three times the costs incurred by the MDEQ if the subsidiary does not comply with the Order. The Order may require the implementation of the remedial action plan although it is not clear on that point. The Order requires the implementation of emergency response action if a release of hazardous substances, threat of a release, or exacerbation of existing contamination occurs during the pendency of the Order.

The subsidiary advised the MDEQ that it will perform the requirements of the Order to the extent those requirements apply to the allegation by the MDEQ that a release of hazardous substances occurred after the execution of the 1985 Consent Decree. The subsidiary declined to perform work which the Order requires which the subsidiary believes is based on claims previously resolved in the 1985 Consent Decree. The MDEQ responded to the subsidiary by saying that the MDEQ "will be taking appropriate action to protect public health, safety and welfare and the environment, and gain AAR's compliance with Part 201 (the Michigan "cleanup law")".

The subsidiary has charged to operations approximately $200 in expenses incurred related to the performance of environmental investigations under the Order. The subsidiary conducted work under the Order in addition to the work required to be performed as noted above. The subsidiary has received some funds from an insurance carrier to reimburse it for work done by the subsidiary under the 1985 Consent Decree. The subsidiary sought further coverage for the matters in the June 14, 2002 MDEQ letter and the Order. The insurance carrier denied coverage and refused to provide a defense on the basis that the work being performed is with respect to an alleged release that occurred after the execution of the 1985 Consent Decree. The subsidiary is evaluating the option of bringing suit against the insurance carrier for provision of a defense and for coverage. The subsidiary, prior to the issuance of the Order, sought a Court order to enforce the 1985 Consent Decree, but that relief was denied by the Court, primarily on the basis that the action was premature since the State was not pursuing an enforcement action at the time. The subsidiary sought leave to appeal that decision to the Michigan Court of Appeals but leave was denied.

On March 31, 2005 a complaint was filed by the MDEQ in Cadillac, Michigan with the Wexford County Circuit Court. The case is *Michigan Department of Environmental Quality v AAR Cadillac Manufacturing, a division of AAR Manufacturing Group, Inc., an Illinois corporation, and AAR Corp., a Delaware corporation, File No. 05-18853-CE*. In its complaint the MDEQ seeks to enforce the Order against the subsidiary and seeks to have the Court impose civil fines and exemplary damages upon the subsidiary for the alleged failure to comply with the Order. The MDEQ seeks to recover its costs incurred in performing response activities (approximately $1,800) from both the subsidiary and the Company and seeks a declaratory judgment that they are both liable for all future costs incurred by the State at the facility. The MDEQ also seeks civil fines from the subsidiary for alleged violations of a particular section of a Michigan environmental law.

The Company and the subsidiary filed their Answer, including Affirmative Defenses, and intend on vigorously defending the complaint filed by the MDEQ. On June 17, 2005, the subsidiary also filed a Petition for Reimbursement of its costs in the amount of $200 incurred in complying with the Order from the State of Michigan cleanup and redevelopment fund established under Michigan law, plus costs and attorney's fees.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

Supplemental Item:

EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning each of our executive officers is set forth below:

Name	Age	Present Position with the Company
David P. Storch	52	President and Chief Executive Officer, Director
Howard A. Pulsifer	62	Vice President, General Counsel, Secretary
Timothy J. Romenesko	48	Vice President and Chief Financial Officer
James J. Clark	45	Group Vice President, Aviation Supply Chain
J. Mark McDonald	45	Group Vice President, Structures and Systems; Maintenance, Repair and Overhaul

Mr. Storch has served as President of the Company since 1989 and Chief Executive Officer since 1996. Previously, he served as Chief Operating Officer from 1989 to 1996 and as a Vice President of the Company from 1988 to 1989. Mr. Storch joined the Company in 1979 and served as president of a major subsidiary from 1984 to 1988. Mr. Storch has been a director of the Company since 1989. Mr. Storch is Ira A. Eichner's son-in-law. Mr. Eichner is Chairman of the Board and a Director of the Company.

On January 12, 2005, we announced that Chairman Ira A. Eichner will retire from our Board of Directors effective October 19, 2005. The Board of Directors has expressed its intent to elect Mr. Storch as Chairman of the Board upon Mr. Eichner's retirement.

Mr. Pulsifer has served as Vice President, General Counsel and Secretary of the Company since 1990. Previously, he served as Vice President (since 1990) and General Counsel (since 1987). He was previously with United Airlines, Inc. for 14 years, most recently as Senior Counsel.

Mr. Romenesko has served as Vice President and Chief Financial Officer since 1994. Previously, he served as Controller of the Company from 1991 to 1995 and in various other positions since joining the Company in 1981.

Mr. Clark has served as Group Vice President, Aviation Supply Chain since 2005. Previously, he served in various Group Vice President roles from 2000 to 2005, and previous to that he served as General Manager of AAR Aircraft Component Services—Amsterdam from 1995 to 2000 and in various other positions since joining the Company in 1982.

Mr. McDonald has served as Group Vice President, Structures and Systems; Maintenance, Repair and Overhaul since 2005. Previously, he served as Group Vice President, Manufacturing from 2003 to 2005, and previous to that he served as General Manager of AAR Mobility Systems from 2000 to 2003 and as Vice President of Operations from 1996 to 2003. Prior to AAR, he was with General Electric in various positions from 1984 to 1996.

Each executive officer is elected annually by the Board of Directors at the first meeting of the Board held after the annual meeting of stockholders. Executive officers continue to hold office until their successors are duly elected or until their death, resignation, termination or reassignment.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES (Dollars in thousands, except per share amounts)

Our Common Stock is traded on the New York Stock Exchange and the Chicago Stock Exchange. On July 1, 2005 there were approximately 7,000 holders of Common Stock, including participants in security position listings.

Certain of our financing arrangements contain provisions restricting the payment of dividends or repurchase of our shares. See Note 2 of Notes to Consolidated Financial Statements included herein. Under the most restrictive of these provisions, we may not pay dividends (other than stock dividends) or acquire our capital stock if, after giving effect to the aggregate amounts paid on or after June 1, 1995, such amounts exceed the sum of $20,000 plus 50% of Consolidated Net Income (Loss) after June 1, 1994. We are currently prohibited from paying dividends or purchasing our shares pursuant to this provision, and during fiscal 2005 and 2004 we did not purchase any of our equity securities.

The table below sets forth for each quarter of the past two fiscal years the reported high and low market prices of our Common Stock on the New York Stock Exchange.

Per Common Share	Fiscal 2005 Market Prices		Fiscal 2004 Market Prices	
Quarter	High	Low	High	Low
First	$11.35	$ 8.96	$ 8.34	$ 4.72
Second	13.67	10.85	11.38	7.30
Third	14.53	10.81	16.37	10.25
Fourth	16.04	11.59	13.09	8.72

ITEM 6. SELECTED FINANCIAL DATA
(In thousands, except per share amounts)

	For the Year Ended May 31,				
	2005	2004	2003	2002	2001
RESULTS OF OPERATIONS					
Sales from continuing operations	$ 747,848	$ 644,469	$ 599,842	$ 629,783	$ 837,563
Pass through sales[1]	—	—	—	—	20,596
Total sales	747,848	644,469	599,842	629,783	858,159
Gross profit	120,826	100,618	77,700[2]	14,664[2]	135,870
Operating income (loss)	33,492	20,281	908[2]	(78,607)[2]	41,705
Gain on extinguishment of debt	3,562	—	—	—	—
Interest expense	16,917	18,691	19,416	19,679	21,767
Income (loss) from continuing operations[5]	18,572	4,565	(10,578)	(57,119)	19,464
Loss from discontinued operations[5]	(3,119)	(1,061)	(1,832)	(1,820)	(933)
Net income (loss)	15,453	3,504	(12,410)	(58,939)	18,531
Share data:					
Earnings (loss) per share—basic:					
Earnings (loss) from continuing operations	$ 0.58	$ 0.14	$ (0.33)	$ (2.02)	$ 0.72
Loss from discontinued operations	(0.10)	(0.03)	(0.06)	(0.06)	(0.03)
Earnings (loss) per share—basic	$ 0.48	$ 0.11	$ (0.39)	$ (2.08)	$ 0.69
Earnings (loss) per share—diluted:					
Earnings (loss) from continuing operations	$ 0.55	$ 0.14	$ (0.33)	$ (2.02)	$ 0.72
Loss from discontinued operations	(0.09)	(0.03)	(0.06)	(0.06)	(0.03)
Earnings (loss) per share—diluted	$ 0.46	$ 0.11	$ (0.39)	$ (2.08)	$ 0.69
Cash dividends per share	$ 0.00	$ 0.00	$ 0.03	$ 0.16	$ 0.34
Weighted average common shares outstanding—basic	32,297	32,111	31,852	28,282[3]	26,913
Weighted average common shares outstanding—diluted	36,205	32,392	31,852	28,282[3]	26,985
FINANCIAL POSITION					
Total cash and cash equivalents	$ 50,338	$ 41,010	$ 29,154	$ 34,522	$ 13,809
Working capital	314,517	300,943	192,837	286,192	352,731
Total assets	732,230	709,292	686,621	710,199	701,854
Short-term recourse debt	2,123	2,656	59,729	42,525	13,652
Short-term non-recourse debt	1,622	736	32,527	—	—
Long-term recourse debt	199,919	217,434[4]	164,658	217,699	179,987
Long-term non-recourse debt	27,240	31,232	—	—	—
Total recourse debt	202,042	220,090	224,387	260,224	193,639
Stockholders' equity	314,744	301,684	294,988	310,235	340,212
Number of shares outstanding at end of year	32,586	32,245	31,850	31,870[3]	26,937
Book value per share of common stock	$ 9.66	$ 9.36	$ 9.26	$ 9.73	$ 12.63

Notes:

1 In connection with certain long-term inventory management programs, we purchased factory-new products on behalf of our customers from original equipment manufacturers. These products were purchased from the manufacturer and "passed through" to our customers at our cost. In December 2000, these inventory management programs were discontinued.

[2] During fiscal 2003 and 2002, we recorded $5,360 and $75,900, respectively, of impairment charges related to engines and engine and airframe parts. During fiscal 2002, we recorded special charges of $10,100.

[3] In February 2002, we sold 5,010 shares of common stock for $34,334, net of expenses.

[4] In February 2004, we sold $75,000 of 2.875% convertible notes due February 1, 2024.

[5] In February 2005, we sold our engine component repair business located in Windsor, Connecticut. The operating results and the loss on disposal are classified as discontinued operations. See Note 10 of Notes to Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Dollars in thousands)

General Overview

We report our activities in four business segments: Aviation Supply Chain; Maintenance, Repair and Overhaul; Structures and Systems; and Aircraft Sales and Leasing.

Sales in the Aviation Supply Chain segment are derived from the sale of a wide variety of new, overhauled and repaired engine and airframe parts and components to the commercial aviation and defense markets, as well as the repair and overhaul of a wide range of commercial and military aircraft airframe parts. Sales also include the sales and lease of commercial jet engines. Cost of sales consists principally of the cost of product (primarily aircraft and engine parts), direct labor and overhead (primarily indirect labor, facility cost and insurance).

Sales in the Maintenance, Repair and Overhaul segment are derived from the repair and overhaul of most commercial landing gear types and aircraft maintenance and storage. Cost of sales consists principally of cost of product (primarily replacement aircraft parts), direct labor and overhead.

Sales in the Structures and Systems segment are derived from the manufacture and sale of a wide array of containers, pallets and shelters used to support the U.S. military's tactical deployment requirements, in-plane cargo loading and handling systems for commercial and military applications and advanced composite materials and components for aerospace and industrial use. Sales in this segment are also derived from the repair, overhaul and sale of parts for industrial gas and steam turbine operators and certain military engines. Cost of sales consists principally of the cost of product, direct labor and overhead.

Sales in the Aircraft Sales and Leasing segment are derived from the sale and lease of commercial aircraft and technical and advisory services. Cost of sales consists principally of cost of product (aircraft), labor and the cost of lease revenue (primarily depreciation, lease expense and insurance).

The table below sets forth consolidated sales for our four business segments for each of the last three fiscal years ended May 31.

	For the Year Ended May 31,		
	2005	2004	2003
Sales:			
Aviation Supply Chain	$390,060	$349,527	$358,412
Maintenance, Repair and Overhaul	111,932	106,416	93,415
Structures and Systems	200,717	163,557	130,628
Aircraft Sales and Leasing	45,139	24,969	17,387
	$747,848	$644,469	$599,842

Business Environment and Trends

During fiscal 2004 and 2005, the worldwide airline industry experienced an increase in air traffic as available seat miles, revenue passenger miles and load factors all improved. This improvement in air traffic has been driven primarily by worldwide economic growth and is measured against the depressed levels in fiscal 2002 and 2003, which were negatively affected by terrorism, war and disease outbreaks in Asia.

Although air traffic has improved and most air carriers have been successful in reducing their cost structures, many large U.S. airlines continue to report substantial losses due to historically high fuel prices and a highly competitive pricing environment. These losses, coupled with weak balance sheets, may cause further U.S. airline restructurings, which may have a negative impact on future operating results.

Lower cost carriers have been successful in gaining market share from the major U.S. carriers and several of them are reporting profits. Low cost carriers generally have little to no infrastructure to support their maintenance requirements, which we believe will create additional opportunities for third-party maintenance providers.

Over the last three years, sales of our manufactured products and performance-based logistics and supply chain management services to the U.S. defense department and its contractors increased to $252,168 in fiscal 2005, from $222,558 and $170,191 in fiscal 2004 and 2003, respectively. The increase in sales was driven by the U.S. military's buildup and increased demand for supply chain management services. Although it remains difficult for us to predict the extent and duration of the military buildup and the impact on our operating results, we believe that we are well positioned with our current products and services and growth plans to benefit from longer-term U.S. military deployment and program management strategies.

Factors Which May Affect Future Results

Our operating results and financial position may be adversely affected or fluctuate on a quarterly basis as a result of general economic conditions, geo-political events, the commercial airline environment and other factors, including: (1) declining demand for our products and services and the ability of our customers to meet their financial obligations; (2) relatively high fuel prices and its impact on our commercial customers' financial position; (3) declining market values for aviation products and equipment; (4) difficulties in re-leasing or selling aircraft and engines that are currently being leased; (5) inability of our Indianapolis airframe maintenance business to capture market share in the highly competitive airframe maintenance market; (6) lack of assurance that sales to the U.S. defense department, its agencies and its contractors (which were 33.7% of total sales in fiscal 2005), will continue at levels previously experienced, including the mix of products sold; (7) access to the debt and equity capital markets and the ability to draw down funds under financing agreements; (8) non-compliance with restrictive and financial covenants contained in certain of our loan agreements; (9) changes in or non-compliance with laws and regulations that may affect certain of our aviation related activities that are subject to licensing, certification and other regulatory requirements imposed by the FAA and other regulatory agencies, both domestic and foreign; (10) competition from other companies, including original equipment manufacturers, some of which have greater financial resources than us; (11) exposure to product liability and property claims that may be in excess of our substantial liability insurance coverage; and (12) the outcome of any pending or future material litigation or environmental proceedings.

Results of Operations

Fiscal 2005 Compared with Fiscal 2004

Consolidated sales for fiscal 2005 were $747,848, which represents an increase of $103,379 or 16.0% compared to fiscal 2004.

In the Aviation Supply Chain segment, fiscal 2005 sales increased $40,533 or 11.6% compared to fiscal 2004. The sales increase reflects increased demand for engine and airframe parts support as a result of improved conditions in the worldwide commercial aviation industry as well as increased market penetration in Europe and Asia.

In the Maintenance, Repair and Overhaul segment, sales increased $5,516 or 5.2% compared to fiscal 2004. The sales increase is attributable to operations at our Indianapolis airframe maintenance facility which commenced operations in January 2005.

In the Structures and Systems segment, sales increased $37,160 or 22.7% compared to fiscal 2004. We continue to experience strong sales to the U.S. defense department for products supporting deployment activities and expect this strong performance to continue into future quarters, although not likely at the level experienced during fiscal 2005. We also experienced increased demand for cargo systems and composite structures primarily due to successful sales and marketing efforts.

In the Aircraft Sales and Leasing segment, sales increased $20,170 or 80.8% compared to fiscal 2004. The increase in sales was principally driven by the sale of our interest in certain aircraft for approximately $15,000 at essentially book value.

Consolidated gross profit increased $20,208 or 20.1% compared with the prior fiscal year. The increase in gross profit is primarily attributable to the increase in sales and an increase in the gross profit margin to 16.2% from 15.6% in the prior year. The gross profit margin percentage increased primarily due to a change in the mix of inventories sold within the Aviation Supply Chain segment, partially offset by a $900 pre-tax charge recorded during the fourth quarter of fiscal 2005 related to the write-down of an aircraft as a result of a renegotiated lease with an airline customer operating under bankruptcy protection.

Operating income increased $13,211 or 65.1% compared with the prior fiscal year due to the increase in gross profit, partially offset by an increase in selling, general and administrative expenses. During fiscal 2005, selling, general and administrative expenses increased $7,350 or 9.1% primarily due to increased resources to support our growth and a $667 pension curtailment expense recorded during the fourth quarter of fiscal 2005 as a result of a change to our cash balance pension plan. As a percentage of sales, selling, general and administrative expenses declined from 12.5% to 11.8%.

During the first quarter of fiscal 2005, we retired $6,890 of 6.875% notes payable due in December 2007 and $8,000 of 2.875% convertible notes due in February 2024. The notes were repurchased for $13,638, and we charged $257 of related capitalized financing costs, resulting in a net gain of $995. During the fourth quarter of fiscal 2005, the term of a non-recourse note payable was extended to November 1, 2009 and the outstanding principal balance was reduced by the lender in the amount of $2,567. The reduction in the outstanding principal balance of $2,567 and the $995 net gain on the early extinguishment of the 6.875% and 2.875% notes are reflected in "Gain on extinguishment of debt".

Interest expense declined $1,774 or 9.5% due to lower overall outstanding borrowings, partially offset by $500 of additional interest expense recorded during the first quarter of fiscal 2005 associated with a litigation settlement.

During the second quarter of fiscal 2005, we recorded a favorable federal income tax adjustment of $1,575. In October 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law and included a number of federal income tax reforms, including an extension of the foreign tax credit carryforward period from five years to ten years. In previous fiscal years, we had established a deferred tax valuation allowance of $1,575 against foreign tax credits expiring in fiscal year 2006. As a result of the new ten-year carryforward period established by the Act, we now expect to utilize the foreign tax credits and recorded a $1,575 credit to the provision for income taxes during the second quarter of fiscal 2005.

During the third quarter of fiscal 2005, upon completion of our fiscal 2004 Federal income tax return, we determined the Company qualified for additional tax benefits of $496 related to higher than estimated margin on fiscal 2004 export activities. Similarly, we recorded a $604 benefit during the third quarter of last year which primarily related to additional tax benefits from fiscal 2003 export activities.

Income from continuing operations was $18,572 for fiscal 2005 or an increase of $14,007 over the prior year due to the factors discussed above.

During the third quarter of fiscal 2005, we sold our engine component repair business located in Windsor, Connecticut, and have classified its results as discontinued operations. During the fiscal year ended May 31, 2005, the loss from discontinued operations was $3,119 or $0.09 per diluted share and is comprised of the operating loss, net of tax, of $798 and the loss on disposal, net of tax, of $2,321.

Net income was $15,453 for fiscal 2005 compared to $3,504 in the prior year.

Fiscal 2004 Compared with Fiscal 2003

Consolidated sales for fiscal 2004 were $644,469, which represents an increase of $44,627 or 7.4% compared to fiscal 2003.

In the Aviation Supply Chain segment, fiscal 2004 sales decreased $8,885 or 2.5% compared to fiscal 2003. At certain of our component repair facilities, demand for component repairs from our commercial airline customers had not recovered, and as a result we experienced lower sales compared to the prior year. We also experienced lower sales of parts to general aviation customers as a result of our strategic decision to de-emphasize certain lower margin products. Within this segment, sales increased to the U.S. military and its contractors for spares and logistics support as well as to commercial customers for engine parts.

In the Maintenance, Repair and Overhaul segment, fiscal 2004 sales increased $13,001 or 13.9% compared with fiscal 2003. The increase in sales compared to the prior year was primarily attributable to higher sales at our aircraft maintenance facility due to an increase in the number of long-term maintenance contracts with certain customers.

In the Structures and Systems segment, fiscal 2004 sales increased $32,929 or 25.2% compared to fiscal 2003. The increase in sales compared to the prior year was due to record shipments of our manufactured products which support the U.S. military deployment activities. In the Structures and Systems segment, we experienced lower sales of our non-aviation composite structure products as a result of the completion of a major contract in May 2003.

In the Aircraft Sales and Leasing segment, fiscal 2004 sales increased $7,582 or 43.6% primarily as a result of increased demand for advisory services.

Consolidated gross profit increased $22,918 or 29.5% compared with the prior year. The increase in our consolidated gross profit was primarily due to the increase in sales and an increase in our consolidated gross profit margin to 15.6% from 13.0% in the prior year. During the fourth quarter of fiscal 2004, we wrote off an investment in a joint venture and the associated $1,269 pre-tax charge was recorded in cost of sales. The gross margin percentage increased in the engine parts business within the Aviation Supply Chain segment primarily due to the mix of inventories sold and in the Structures and Systems segment primarily due to increased volume at our facilities that manufacture products supporting the U.S. Military's tactical deployment activities. Fiscal 2003 gross profit included the $5,360 impairment charge recorded in May 2003.

Operating income increased $19,373 compared with the prior year primarily due to the increase in gross profit. During fiscal 2004, our selling, general, administrative and other expenses increased by $3,259 compared with fiscal 2003 primarily as a result of a provision for an unfavorable judgement in the amount of $1,600, a provision for a customer allowance of $1,335 and slightly higher personnel costs, partially offset by a $836 gain recorded from the sale of a facility located in Holtsville, New York. Interest expense decreased $725 compared to the prior year primarily due to decreased average borrowings.

During the third quarter of fiscal 2004, upon completion of our fiscal 2003 Federal income tax return, we determined that we qualified for additional tax benefits of $604 related primarily to higher than estimated margin on export activities. This benefit was recorded in the third quarter. In addition, our effective tax rate for fiscal 2004 reflects increased expected tax benefits related to current year export activities. As a result of these items, we recorded a tax benefit of $1,797 for the fiscal year ended May 31, 2004.

As a result of the factors discussed above, we reported net income of $3,504 for fiscal 2004.

Liquidity and Capital Resources

Historically, we have funded our operating activities and met our commitments through the generation of cash from operations, augmented by the periodic issuance of common stock and debt in the public and private markets. In addition to these cash sources, our capital resources include secured credit arrangements, which include an accounts receivable securitization program and a secured revolving credit facility. Our continuing ability to borrow from our lenders and issue debt and equity securities to the public and private markets in the future may be negatively affected by a number of factors, including general economic conditions, airline and aviation industry conditions, geo-political events, including the war on terrorism, and our operating performance. Our ability to use our accounts receivable securitization program and revolving credit facility also may be negatively affected by these factors. Our ability to generate cash from operations is influenced primarily by our operating performance and working capital management. We also have a universal shelf registration on file with the Securities and Exchange Commission under which, subject to market conditions, up to $163,675 of common stock, preferred stock or medium- or long-term debt securities may be issued or sold.

At May 31, 2005, our liquidity and capital resources included cash of $50,338 and working capital of $314,517. As of May 31, 2005, $9,830 of cash was restricted to support letters of credit. At May 31, 2005, we had $50,000 available under our accounts receivable securitization program; no accounts receivable were securitized as of that date. The amount available under this agreement is based on a formula of qualifying accounts receivable. At May 31, 2005, we had $26,207 available under our secured revolving credit facility; no amounts were outstanding as of that date. The amount available under the revolving credit facility is also based on a formula of qualifying assets as well as outstanding letters of credit. As of May 31, 2005, unrestricted cash and amounts available to us under our secured credit arrangement and accounts receivable securitization program totaled $118,280.

We continually evaluate various financing arrangements on commercially reasonable terms that would allow us to improve our liquidity position and finance future growth. Our ability to obtain additional financing is dependent upon a number of factors, including the geo-political environment, general economic conditions, airline industry conditions, our operating performance and market conditions in the public and private debt and equity markets.

During the year ended May 31, 2005, we generated $50,938 of cash from operations primarily due to net income and depreciation and amortization of $43,403; a reduction in equipment on lease of $19,956 principally reflecting $15,000 received from the sale of our interest in certain aircraft; and an increase in accounts payable of $19,244 reflecting increased inventory levels and timing of cash disbursements, partially offset by an increase in accounts receivable of $17,596 reflecting increased sales during the fourth quarter as well as an increase to inventories of $12,013 reflecting investments made in support of new programs.

During the year ended May 31, 2005, our investing activities used $17,584 principally reflecting capital expenditures of $13,033 and investments made in aircraft joint ventures of $12,380, partially offset by proceeds from the sale of the engine component repair business of $7,700. We expect fiscal 2006 capital expenditures to be $15,000 to $20,000, principally reflecting increased investments in manufacturing capabilities to support recently awarded contracts and other growth initiatives. We expect to make additional investments in joint ventures during fiscal 2006.

During the year ended May 31, 2005, our financing activities used $24,037 of cash primarily due to a reduction in borrowings of $24,055 reflecting the early retirement of notes for $19,660 and other scheduled principal payments.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of contractual obligations and off-balance sheet arrangements as of May 31, 2005 is as follows:

	Payments Due by Period						
	Total	Due in Fiscal 2006	Due in Fiscal 2007	Due in Fiscal 2008	Due in Fiscal 2009	Due in Fiscal 2010	After Fiscal 2010
On Balance Sheet:							
Debt	$200,632	$ 713	$ 743	$68,157	$8,716	$ 200	$122,103
Non-recourse Debt	28,862	1,622	1,928	2,047	2,173	21,092	—
Bank Borrowings	1,410	1,410	—	—	—	—	—
Off Balance Sheet:							
Aviation Equipment Operating Leases	38,149	10,887	18,302	3,840	3,840	1,280	—
Facilities and Equipment Operating Leases	25,408	6,521	6,293	5,223	3,995	3,205	171
Garden City Operating Lease	31,783	1,388	1,423	1,458	1,495	1,532	24,487
Purchase Obligations	75,555	71,085	3,657	718	42	37	16

We routinely issue letters of credit and performance bonds in the ordinary course of business. These instruments are typically issued in conjunction with insurance contracts or other business requirements. The total of these instruments outstanding at May 31, 2005 was approximately $13,175.

Critical Accounting Policies and Significant Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. Management has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare the consolidated financial statements. The most significant estimates made by management include adjustments to reduce the value of inventories and equipment on or available for lease, allowance for doubtful accounts and loss accruals for aviation equipment operating leases. Accordingly, actual results could differ materially from those estimates. The following is a summary of the accounting policies considered critical by management.

Allowance for Doubtful Accounts Our allowance for doubtful accounts is intended to reduce the value of customer accounts receivable to amounts expected to be collected. In determining the required allowance, we consider factors such as general and industry-specific economic conditions, customer credit history, and the customer's current and expected future financial performance.

Inventories Inventories are valued at the lower of cost or market. Cost is determined by the specific identification, average cost or first-in, first-out methods. Provisions are made for excess and obsolete inventories and inventories that have been impaired as a result of industry conditions. We have utilized certain assumptions when determining the market value of inventories, such as historical sales of inventory, current and expected future aviation usage trends, replacement values and expected future demand. Principally as a result of the terrorist attacks of September 11, 2001 and its anticipated impact on the global airline industry's financial condition, fleet size and aircraft utilization, we recorded a significant charge for impaired inventories during the second quarter of fiscal 2002 utilizing those assumptions. During the fourth quarter of fiscal 2003, we recorded an additional charge as a result of a further decline in market value for these inventories. Reductions in demand for certain of our inventories or declining market values, as well as differences between actual results and the assumptions utilized by us when determining the market value of our inventories, could result in additional impairment charges in future periods.

Equipment on or Available for Lease Lease revenue is recognized as earned. The cost of the asset under lease is original purchase price plus overhaul costs. Depreciation is computed using the straight-line method over the estimated service life of the equipment, and maintenance costs are expensed as incurred. The balance sheet classification is based on the lease term, with fixed-term leases less than twelve months classified as short-term and all others classified as long-term.

In accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-lived Assets", we are required to test for impairment of long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable from its undiscounted cash flows. When applying the provisions of SFAS No. 144 to equipment on or available for lease, we have utilized certain assumptions when estimating future undiscounted cash flows, including current and future lease rates, lease terms, residual values and market conditions and trends impacting future demand. Differences between actual results and the assumptions utilized by us when determining undiscounted cash flows could result in future impairments of equipment on or available for lease.

Aviation Equipment Operating Leases From time to time we lease aviation equipment (engines and aircraft) from lessors under arrangements that are classified by us as operating leases. We may also sublease the aviation equipment to a customer on a short- or long-term basis. The terms of the operating leases in which we are the lessee are one year with options to renew annually at our election. If we elect not to renew a lease or the lease term expires, we may purchase the equipment from the lessor at its scheduled purchase option price. The terms of the lease agreements also allow us to purchase the equipment at any time during a lease at its scheduled purchase option price. In those instances in which we anticipate that we will purchase aviation equipment and that the scheduled purchase option price will exceed estimated undiscounted cash flows related to the equipment, we record an accrual for loss. We have utilized certain assumptions when estimating future undiscounted cash flows, such as current and future lease rates, residual values and market conditions and trends impacting future demand. Differences between actual results and the assumptions utilized by us when determining undiscounted cash flows could result in future provisions for losses on aviation equipment under operating leases.

Forward-Looking Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the beliefs of management, as well as assumptions and estimates based on information available to us as of the dates such assumptions and estimates are made, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors, including those factors discussed under this Item 7 entitled "Factors Which May Affect Future Results". Should one or more of those risks or uncertainties materialize adversely, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described. Those events and uncertainties are difficult or impossible to predict accurately and many are beyond our control. We assume no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Dollars in thousands)

Our exposure to market risk includes fluctuating interest rates under our credit agreements, foreign exchange rates and accounts receivable. See Part II, Item 8 for a discussion on accounts receivable exposure. During fiscal 2005 and 2004, we did not utilize derivative financial instruments to offset these risks.

At May 31, 2005, $26,207 was available under our secured revolving credit facility with Merrill Lynch Capital. Interest on amounts borrowed under this credit facility is LIBOR based. As of May 31, 2005, the outstanding balance under this agreement was $0. A hypothetical 10 percent increase to the average interest rate under the credit facilities applied to the average outstanding balance during fiscal 2005 would have reduced our pre-tax income by approximately $32 during fiscal 2005.

Revenues and expenses of our foreign operations are translated at average exchange rates during the period, and balance sheet accounts are translated at period-end exchange rates. Balance sheet translation adjustments are excluded from the results of operations and are recorded in stockholders' equity as a component of accumulated other comprehensive income (loss). A hypothetical 10 percent devaluation of foreign currencies against the U.S. dollar would not have a material impact on our financial position or results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF AAR CORP.:

We have audited the accompanying consolidated balance sheets of AAR CORP. and subsidiaries (the Company) as of May 31, 2005 and 2004 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended May 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AAR CORP. and subsidiaries as of May 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of May 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 20, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Chicago, Illinois
July 20, 2005

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended May 31,		
	2005	2004	2003
	(In thousands except per share data)		
Sales:			
Sales from products	$632,132	$524,061	$494,984
Sales from services	94,364	93,236	82,617
Sales from leasing	21,352	27,172	22,241
	747,848	644,469	599,842
Costs and operating expenses:			
Cost of products	535,164	444,846	434,910
Cost of services	72,709	76,301	69,592
Cost of leasing	19,149	22,704	17,640
Selling, general and administrative and other	87,902	80,552	77,293
	714,924	624,403	599,435
Equity in earnings of aircraft joint ventures	568	215	501
Operating income	33,492	20,281	908
Gain on extinguishment of debt	3,562	—	—
Interest expense	(16,917)	(18,691)	(19,416)
Interest income	1,502	1,748	1,836
Income (loss) before provision for income taxes	21,639	3,338	(16,672)
Provision (benefit) for income taxes	3,067	(1,227)	(6,094)
Income (loss) from continuing operations	18,572	4,565	(10,578)
Discontinued operations, net of tax:			
Operating loss	(798)	(1,061)	(1,832)
Loss on disposal	(2,321)	—	—
Loss from discontinued operations	(3,119)	(1,061)	(1,832)
Net income (loss)	$ 15,453	$ 3,504	$ (12,410)
Earnings (loss) per share—basic:			
Earnings (loss) from continuing operations	$ 0.58	$ 0.14	$ (0.33)
Loss from discontinued operations	(0.10)	(0.03)	(0.06)
Earnings (loss) per share—basic	$ 0.48	$ 0.11	$ (0.39)
Earnings (loss) per share—diluted:			
Earnings (loss) from continuing operations	$ 0.55	$ 0.14	$ (0.33)
Loss from discontinued operations	(0.09)	(0.03)	(0.06)
Earnings (loss) per share—diluted	$ 0.46	$ 0.11	$ (0.39)

The accompanying notes to consolidated financial statements
are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	May 31, 2005	May 31, 2004
	(In thousands)	
Current assets:		
Cash and cash equivalents	$ 40,508	$ 33,697
Restricted cash	9,830	7,313
Accounts receivable	127,121	104,661
Inventories	204,990	206,899
Equipment on or available for short-term lease	50,487	40,346
Deposits, prepaids and other	13,934	11,714
Deferred tax assets	27,672	27,574
Total current assets	474,542	432,204
Property, plant and equipment, at cost:		
Land	4,828	5,542
Buildings and improvements	53,921	58,868
Equipment, furniture and fixtures	128,792	129,793
	187,541	194,203
Accumulated depreciation	(116,067)	(112,337)
	71,474	81,866
Other assets:		
Goodwill, net	44,416	44,421
Equipment on long-term lease	67,663	84,271
Investment in aircraft joint venture	11,234	—
Other	62,901	66,530
	186,214	195,222
	$ 732,230	$ 709,292

The accompanying notes to consolidated financial statements
are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	May 31, 2005	May 31, 2004
	(In thousands)	
Current liabilities:		
Short-term debt	$ 1,410	$ 1,896
Current maturities of long-term debt	713	760
Current maturities of non-recourse long-term debt	1,622	736
Accounts payable	77,015	57,582
Accrued liabilities	79,265	70,287
Total current liabilities	160,025	131,261
Long-term debt, less current maturities	199,919	217,434
Non-recourse debt	27,240	31,232
Deferred tax liabilities	18,089	17,628
Retirement benefit obligation	653	683
Deferred income and other	11,560	9,370
	257,461	276,347
Stockholders' equity:		
Preferred stock, $1.00 par value, authorized 250 shares; none issued	—	—
Common stock, $1.00 par value, authorized 100,000 shares; issued 35,853 and 34,525 shares, respectively	35,853	34,525
Capital surplus	189,617	172,681
Retained earnings	162,229	146,776
Treasury stock, 3,267 and 2,280 shares at cost, respectively	(50,497)	(36,030)
Unearned restricted stock awards	(2,679)	(1,376)
Accumulated other comprehensive loss—		
Cumulative translation adjustments	(1,797)	(1,647)
Minimum pension liability	(17,982)	(13,245)
	314,744	301,684
	$732,230	$709,292

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE YEARS ENDED MAY 31, 2005

	Common Stock		Treasury Stock		Capital	Retained	Unearned Restricted Stock	Accumulated Other Comprehensive	Comprehensive
	Shares	Amount	Shares	Amount	Surplus	Earnings	Awards	Income (Loss)	Income (Loss)
						(In thousands)			
Balance, May 31, 2002	33,568	$ 33,568	1,698	$(26,986)	$165,188	$ 156,479	$(1,138)	$(16,876)	
Net loss	—	—	—	—	—	(12,410)	—	—	$(12,410)
Cash dividends	—	—	—	—	—	(797)	—	—	—
Treasury stock	—	—	(6)	188	—	—	—	—	—
Exercise of stock options and stock awards	(25)	(25)	—	—	(537)	—	—	—	—
Restricted stock activity	—	—	—	—	—	—	624	—	—
Adjustment for net translation gain	—	—	—	—	—	—	—	6,980	6,980
Minimum pension liability, net of tax	—	—	—	—	—	—	—	(9,270)	(9,270)
Comprehensive loss									$(14,700)
Balance, May 31, 2003	33,543	$ 33,543	1,692	$(26,798)	$164,651	$ 143,272	$ (514)	$(19,166)	
Net income	—	—	—	—	—	3,504	—	—	$ 3,504
Treasury stock	—	—	588	(9,232)	—	—	—	—	—
Exercise of stock options and stock awards	982	982	—	—	8,030	—	—	—	—
Restricted stock activity	—	—	—	—	—	—	(862)	—	—
Adjustment for net translation gain	—	—	—	—	—	—	—	1,597	1,597
Minimum pension liability, net of tax	—	—	—	—	—	—	—	2,677	2,677
Comprehensive income									$ 7,778
Balance, May 31, 2004	34,525	$ 34,525	2,280	$(36,030)	$172,681	$ 146,776	$(1,376)	$(14,892)	
Net income	—	—	—	—	—	15,453	—	—	$ 15,453
Treasury stock	—	—	987	(14,467)	—	—	—	—	—
Exercise of stock options and stock awards	1,328	1,328	—	—	16,936	—	—	—	—
Restricted stock activity	—	—	—	—	—	—	(1,303)	—	—
Adjustment for net translation loss	—	—	—	—	—	—	—	(150)	(150)
Minimum pension liability, net of tax	—	—	—	—	—	—	—	(4,737)	(4,737)
Comprehensive income									$ 10,566
Balance, May 31, 2005	35,853	$ 35,853	3,267	$(50,497)	$189,617	$ 162,229	$(2,679)	$(19,779)	

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended May 31,		
	2005	2004	2003
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 15,453	$ 3,504	$(12,410)
Adjustments to reconcile net income (loss) to net cash provided from operating activities:			
Depreciation and amortization	27,950	26,680	27,172
Deferred tax provision (benefit)—continuing operations	1,613	(2,826)	(6,657)
Loss on disposal of business, net of tax	2,321	—	—
Impairment charges	—	—	5,360
Changes in certain assets and liabilities:			
Accounts receivable	(17,596)	(41,374)	16,517
Inventories	(12,013)	15,602	17,755
Equipment on or available for short-term lease	(3,154)	(3,233)	5,232
Equipment on long-term lease	19,956	(218)	(1,796)
Accounts payable	19,244	6,642	(2,841)
Accrued liabilities and taxes on income	5,907	13,143	(14,423)
Other, primarily pension contributions and prepaids	(8,743)	(3,348)	824
Net cash provided from operating activities	50,938	14,572	34,733
Cash flows provided from (used in) investing activities:			
Property, plant and equipment expenditures	(13,033)	(10,286)	(9,930)
Proceeds from disposal of assets	7	92	113
Proceeds from disposal of business	7,700	—	—
Proceeds from sale of facilities, net	—	16,922	2,969
Investment in leveraged leases	122	245	1,694
Other, primarily investment in aircraft joint ventures	(12,380)	(1,347)	(815)
Net cash provided from (used in) investing activities	(17,584)	5,626	(5,969)
Cash flows used in financing activities:			
Proceeds from borrowings	—	89,701	24,000
Reduction in borrowings	(24,005)	(94,615)	(56,643)
Financing costs	(34)	(3,459)	(715)
Other	2	—	(707)
Net cash used in financing activities	(24,037)	(8,373)	(34,065)
Effect of exchange rate changes on cash	11	31	(67)
Increase (decrease) in cash and cash equivalents	9,328	11,856	(5,368)
Cash and cash equivalents, beginning of year	41,010	29,154	34,522
Cash and cash equivalents, end of year	$ 50,338	$ 41,010	$ 29,154

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Description of Business

AAR CORP. is a diversified provider of products and services to the worldwide aviation/aerospace and defense industries. Products and services include: aviation supply chain and parts support programs; maintenance, repair and overhaul of aircraft and landing gear; design and manufacture of composite structures and specialized mobility and cargo systems; and aircraft sales and leasing. We serve commercial and governmental aircraft fleet operators, original equipment manufacturers and independent service providers around the world.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of intercompany accounts and transactions. The equity method of accounting is used for investments in other companies in which we have significant influence; generally this represents common stock ownership of at least 20% and not more than 50% (see Note 7).

Revenue Recognition

Sales and related cost of sales for product sales are recognized upon shipment of the product to the customer. Our standard terms and conditions provide that title passes to the customer when the product is shipped to the customer. Service revenues and the related cost of services are generally recognized when customer-owned material is shipped back to the customer. We have adopted this accounting policy because at the time the customer-owned material is shipped back to the customer, all services related to that material are complete as our service agreements generally do not require us to provide services at customer sites. Furthermore, the serviced units are typically shipped to the customer immediately upon completion of the related services. Sales and related cost of sales for certain long-term manufacturing contracts and for certain large airframe maintenance contracts are recognized by the percentage of completion method, based on the relationship of costs incurred to date to estimated total costs under the respective contracts. Lease revenues are recognized as earned. Income from monthly or quarterly rental payments is recorded in the pertinent period according to the lease agreement. However, for leases that provide variable rents, we recognize lease income on a straight-line basis. In addition to a monthly lease rate, some engine leases require an additional rental amount based on the number of hours the engine is used in a particular month. Lease income associated with these contingent rentals is recorded in the period in which actual usage is reported to us by the lessee, which is normally the month following the actual usage.

Goodwill

Under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests.

The amount reported under the caption "Goodwill, net" is comprised entirely of goodwill associated with acquisitions we made, principally since the beginning of fiscal 1998. Each of the acquisitions involved a single business that now comprises or is included in a single operating segment. We were not required to allocate goodwill related to specific acquisitions across two or more segments. For the annual impairment

AAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

test, we compare an estimate of the fair value of each of our reportable segments to its carrying amount. The estimated fair value of each reportable segment was determined utilizing a valuation technique based on a multiple of earnings.

Goodwill by reportable segment is as follows:

	May 31,	
	2005	2004
Aviation Supply Chain	$20,094	$20,099
Maintenance, Repair and Overhaul	5,838	5,838
Structures and Systems	18,484	18,484
	$44,416	$44,421

Stock Options

We have an employee stock option plan which is more fully described in Note 4. We account for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123 to our stock option plan.

	For the Year Ended May 31,		
	2005	2004	2003
Net income (loss) as reported	$15,453	$ 3,504	$(12,410)
Add: Stock-based compensation expense included in net income (loss) as reported, net of tax	2,370	323	142
Deduct: Total compensation expense determined under fair value method for all awards, net of tax	(5,315)	(2,188)	(2,758)
Pro forma net income (loss)	$12,508	$ 1,639	$(15,026)
Earnings (loss) per share—basic:			
As reported	$ 0.48	$ 0.11	$ (0.39)
Pro forma	$ 0.39	$ 0.05	$ (0.47)
Earnings (loss) per share—diluted:			
As reported	$ 0.46	$ 0.11	$ (0.39)
Pro forma	$ 0.38	$ 0.05	$ (0.47)

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

The fair value weighted average per share of stock options granted during fiscal 2005, 2004 and 2003 was $7.73, $4.93 and $3.82, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Stock Options Granted In Fiscal Year		
	2005	2004	2003
Risk-free interest rate	4.1%	3.1%	2.5%
Expected volatility of common stock	65.0%	67.2%	64.0%
Dividend yield	0.0%	0.0%	1.6%
Expected option term in years	4.0	4.0	4.0

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of three months or less to be cash equivalents. At May 31, 2005 and 2004 cash equivalents of approximately $9,830 and $11,317, respectively, represents investments in funds holding high-quality commercial paper. The carrying amount of cash equivalents approximates fair value at May 31, 2005 and 2004, respectively. As of May 31, 2005 and 2004, $9,830 and $7,313, respectively, of cash was restricted to support letters of credit.

Transfer of Financial Assets

SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", requires us to recognize the financial and servicing assets we control and the liabilities we have incurred, and to derecognize financial assets when control has been surrendered.

On March 21, 2003, we completed a $35,000 accounts receivable securitization program with LaSalle Business Credit L.L.C. (LaSalle). On November 30, 2004, the agreement with LaSalle was amended and the facility was increased to $50,000. The current facility expires in March 2006 and bears interest at LIBOR plus 300 basis points. Under the program, on each business day certain of our subsidiaries sell all new eligible receivables to an entity that is a wholly owned and consolidated subsidiary of the Company. This entity in turn sells an undivided percentage ownership interest in such eligible receivables to LaSalle. Certain classes of receivables are not intended for sale to the entity, including, but not limited to, accounts receivable that are not eligible receivables under the program at the time of sale, receivables related to sales to certain foreign entities and receivables generated by sales to governmental entities other than the U.S. government. Costs related to this arrangement are included in interest expense. At May 31, 2005 and 2004, accounts receivable sold under the program were $0.

Foreign Currency

All balance sheet accounts of foreign subsidiaries transacting business in currencies other than the U.S. dollar are translated at year-end exchange rates. Revenues and expenses are translated at average exchange rates during the year. Translation adjustments are excluded from the results of operations and are recorded in stockholders' equity as a component of accumulated other comprehensive income (loss).

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Financial Instruments and Concentrations of Market or Credit Risk

Financial instruments that potentially subject us to concentrations of market or credit risk consist principally of trade receivables. While our trade receivables are diverse based on the number of entities and geographic regions, the majority are with the U.S. Government, its agencies and contractors and entities in the aviation/aerospace industry. We perform evaluations of payment experience, current financial condition and risk analysis. We typically require collateral in the form of security interests in assets, letters of credit, and/or obligation guarantees from financial institutions for transactions other than on normal trade terms.

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, short-term borrowings and accounts payable are reflected in the consolidated financial statements at fair value because of the short-term maturity of these instruments. The carrying value of long-term debt bearing a variable interest rate approximates fair market value.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the specific identification, average cost or first-in, first-out methods.

The following is a summary of inventories:

	May 31,	
	2005	2004
Raw materials and parts	$ 43,576	$ 45,823
Work-in-process	30,528	20,419
Purchased aircraft, parts, engines and components held for sale	130,886	140,657
	$204,990	$206,899

Government Grants

In connection with our occupancy of the Indianapolis Maintenance Center (IMC), the State of Indiana and the City of Indianapolis committed $7,000 of government grants to assist with the initial mobilization and start-up of the facility, as well as to assist us with the purchase of certain capital equipment. During fiscal 2005, we received $3,700 of grants for mobilization and other start-up related costs and have offset the receipt of these grants against applicable mobilization and other start-up related costs incurred by us.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Equipment under Operating Leases

Lease revenue is recognized as earned. The cost of the asset under lease is original purchase price plus overhaul costs. Depreciation for aircraft is computed on a straight-line method over the estimated service life of the equipment. The balance sheet classification is based on the lease term, with fixed-term leases less than twelve months classified as short-term and all others classified as long-term.

Equipment on short-term lease consists of aircraft engines and parts on or available for lease to satisfy customers' immediate short-term requirements. The leases are renewable with fixed terms, which generally vary from one to twelve months. Equipment on long-term lease consists of aircraft and engines on lease with commercial airlines for more than twelve months.

Our aircraft and engine portfolio includes five narrow-body and three wide-body aircraft and several types of engines, certain of which were acquired prior to September 11, 2001. Demand and lease rates for many of these assets have not returned to pre-September 11, 2001 levels. In accordance with SFAS No. 144, we are required to test for impairment of these assets and previously adjusted the carrying value for certain of these assets (see Note 11). During the fourth quarter of fiscal 2005, we recorded a $900 charge related to the write-down of an aircraft as a result of a renegotiated lease with an airline customer operating under bankruptcy protection. When applying the provisions of SFAS No. 144 to our aircraft and engine portfolio, we utilized certain assumptions when estimating future undiscounted cash flows, including current and future lease rates, lease terms, residual values and market conditions and trends impacting future demand. Unfavorable differences between actual results and expected results could result in future impairments in our aircraft and engine lease portfolio.

All but one aircraft in our aircraft portfolio is currently on lease and we expect to lease that aircraft upon completion of maintenance activities. Future rent due to us under non-cancelable leases for aircraft and engines during each of the next five fiscal years is $19,417 in 2006, $12,780 in 2007, $9,437 in 2008, $7,567 in 2009 and $2,833 in 2010.

Property, Plant and Equipment

Depreciation is computed on the straight-line method over useful lives of 10-40 years for buildings and improvements and 3-10 years for equipment, furniture and fixtures and capitalized software. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the applicable lease.

Repair and maintenance expenditures are expensed as incurred. Upon sale or disposal, cost and accumulated depreciation are removed from the accounts, and related gains and losses are included in results of operations.

Leveraged Lease

We are an equity participant in a leveraged lease transaction. The equipment cost in excess of equity contribution is financed by a third party in the form of secured debt. Under the lease agreement, the third party has no recourse against us for nonpayment of the obligation. The third-party debt is collateralized by the lessees' rental obligation and the leased equipment.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

We have ownership rights to the leased asset and are entitled to the tax deduction for depreciation on the leased asset and for interest on the secured debt financing.

Income taxes

Income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes".

Supplemental Information on Cash Flows

Supplemental information on cash flows follows:

	For the Year Ended May 31,		
	2005	2004	2003
Interest paid	$13,764	$15,246	$17,604
Income taxes paid	591	740	3,460
Income tax refunds and interest received	1,138	1,026	865

In fiscal 2003, we purchased for nominal consideration our partner's 50% equity interest in a joint venture that owned a wide-body aircraft subject to non-recourse debt. As a result of the consolidation of the joint venture, the aircraft owned by the joint venture was recorded in our accounts for $36,025, which represented an amount equal to the historical cost of our investment in the joint venture, plus the nominal consideration paid to the other party, plus the amount of the non-recourse debt that was associated with the aircraft.

During fiscal 2005 and 2004, treasury stock increased $14,467 and $9,232, respectively, principally reflecting the cashless exercise of stock options.

Use of Estimates

We have made estimates and utilized certain assumptions relating to the reporting of assets and liabilities and the disclosures of contingent liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

New Accounting Standards

SFAS No. 123 (revised 2004) "Share-Based Payment" ("SFAS No. 123(R)") was issued in December 2004. SFAS No. 123(R) addresses the accounting for transactions in which an enterprise exchanges its equity instruments for employee services. It also addresses transactions in which an enterprise incurs liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of those equity instruments in exchange for employee services. For public entities, the cost of employee services received in exchange for equity instruments, including employee stock options, is to be measured based on the grant-date fair value of those instruments. That cost will be recognized as compensation expense over the service period, which would normally be the vesting period. On April 15, 2005, the Securities and Exchange Commission (SEC) adopted a rule that delays required stock option and other share plan expensing under SFAS No. 123(R). Under the SEC's rule, public companies will be required to implement SFAS No. 123(R) at the beginning of their first fiscal year that begins after June 15, 2005. We will adopt the provisions of SFAS No. 123(R) in the first quarter of fiscal 2007, and anticipate that adoption of the standard will result in approximately $1,100 of pre-tax compensation expense in fiscal 2007 for current unvested stock options.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Reclassification

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

2. Financing Arrangements

Revolving Credit Facility

We maintain a secured revolving credit facility with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc. (Merrill Lynch). The maximum amount available to us under this agreement is $30,000 and as of May 31, 2005 and 2004, the amount available was $26,207 and $22,449, respectively. Availability is based on a formula of qualifying assets as well as outstanding letters of credit, and borrowings are secured by substantially all of our inventories and certain other assets. The facility expires on June 1, 2007, however, Merrill Lynch may terminate the facility in the event of an adverse change to our business. The facility bears interest at LIBOR plus 250 basis points and carries a one-percent facility fee on the unused portion of the agreement. The amount outstanding under this agreement was $0 at May 31, 2005 and 2004, respectively.

Short-term borrowing activity under our revolving credit facilities was as follows:

	For the Year Ended May 31,		
	2005	2004	2003
Maximum amount borrowed	$21,000	$24,008	$41,700
Average daily borrowings	5,248	7,878	32,661
Average interest rate during the year	5.47%	3.98%	3.4%

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

A summary of our recourse and non-recourse long-term debt was as follows:

	May 31, 2005	May 31, 2004
Recourse debt		
Notes payable due December 15, 2007 with interest at 6.875% payable semi-annually on June 15 and December 15	$ 47,380	$ 54,370
Notes payable due May 15, 2008 with interest at 7.98% payable semi-annually on June 1 and December 1	20,000	20,000
Mortgage loan due July 1, 2008 with interest at 6.25%	10,144	10,627
Notes payable due May 15, 2011 with interest at 8.39% payable semi-annually on June 1 and December 1	55,000	55,000
Convertible notes payable due February 1, 2024 with interest at 2.875% payable semi-annually on February 1 and August 1	67,000	75,000
Other, primarily industrial revenue bonds, (secured by trust indentures on property, plant and equipment) with a weighted average interest of approximately 3.12% at May 31, 2005	1,108	3,197
Total recourse debt	200,632	218,194
Current maturities of recourse debt	(713)	(760)
Long-term recourse debt	$199,919	$217,434
Non-recourse debt		
Non-recourse note payable due November 2009 with interest at 6.00%	$ 28,862	$ 31,968
Current maturities of non-recourse debt	(1,622)	(736)
Long-term non-recourse debt	$ 27,240	$ 31,232

On July 15, 2005, we refinanced the mortgage loan with Principal Commercial Funding, LLC. Proceeds from the new loan were $11,000 and the term of the financing is 10 years with a fixed rate of 5.01%. Under the terms of the new loan, interest payments are due monthly with a balloon payment of $11,000 due August 1, 2015. The new loan payable is secured by our Wood Dale, Illinois facility. At May 31, 2005, the net book value of our Wood Dale, Illinois facility is $15,104.

On February 3, 2004 we completed the sale of $75,000 principal amount of convertible senior notes. The notes are due February 1, 2024 unless earlier redeemed, repurchased or converted, and bear interest at 2.875% payable semi-annually on February 1 and August 1.

The notes are convertible into shares of AAR common stock at an initial conversion price of approximately $18.59 per share, under the following circumstances: (i) on any business day up to the maturity date, if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the eleventh trading day of any fiscal quarter is greater than 120% of the applicable conversion price on the eleventh trading day of that quarter; (ii) at any time after February 1, 2019, if the closing price of AAR common stock on any trading day after February 1, 2019, is

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

greater than 120% of the then applicable conversion price; (iii) at any time until February 1, 2019, during the five consecutive business day period in which the trading price for a note for each day of that trading period was less than 98% of the closing sale price of our common stock on such corresponding trading day multiplied by the application conversion rate; (iv) we call the notes for redemption; (v) during any period in which the credit rating assigned to our long-term senior debt by Moody's Investor Services is below Caa1 and by Standard & Poor's Rating Services is below B, the credit rating assigned to our long-term senior debt is suspended or withdrawn by both such rating agencies, or neither rating agency is rating our long-term senior debt; or (vi) specified corporate transactions occur.

We may redeem for cash all or a portion of the notes at any time on or after February 1, 2008 at specified redemption prices. Holders of the notes have the right to require us to repurchase in cash all or any portion of the notes on February 1, 2010, 2014 and 2019. In each case, the repurchase price payable will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued interest and unpaid interest and liquidated damages, if any, to, but not including, the date of repurchase. The notes are senior, unsecured obligations and rank equal in right of payment with all other unsecured and unsubordinated indebtedness. Costs associated with this transaction were $2,585 and are being amortized over a six-year period. Net proceeds from this transaction were $72,415 and were used in part to repurchase $35,000 of accounts receivable which had been sold under our accounts receivable securitization facility, to repay $16,900 of 8.0% notes prior to their maturity, to repay $4,000 outstanding under our revolving credit facility, to retire $13,426 of notes payable due in June 2005 and to retire $3,500 of notes payable due in December 2007.

During the first quarter of fiscal 2005, we retired $6,890 of 6.875% notes payable due in December 2007 and $8,000 of 2.875% convertible notes due in February 2024. The notes were repurchased for $13,638, and we recorded charges of $257 to write-off capitalized financing costs, resulting in a net gain of $995.

During the fourth quarter of fiscal 2005, the term of the non-recourse note payable was extended to November 1, 2009 and the outstanding principal balance was reduced by the lender in the amount of $2,567. The reduction in the outstanding principal balance of $2,567 and the $995 net gain on the early extinguishment of the 6.875% and 2.875% notes are presented as gain on extinguishment of debt.

We are subject to a number of covenants under our financing arrangements, including restrictions which relate to the payment of cash dividends, maintenance of minimum net working capital and tangible net worth levels, fixed charge coverage ratio, sales of assets, additional financing, purchase of our shares and other matters. We are currently prohibited from paying dividends or purchasing our shares pursuant to the most restrictive financial covenant concerning consolidated retained earnings. We are in compliance with all financial covenants under our financing arrangements. The aggregate amount of long-term recourse debt maturing during each of the next five fiscal years is $713 in 2006, $743 in 2007, $68,157 in 2008, $8,716 in 2009 and $200 in 2010. Our long-term recourse debt was estimated to have a fair value of approximately $205,800 at May 31, 2005. The fair value was determined using available market information.

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

Guarantees

On February 28, 2005, we sold an interest in certain aircraft to a customer ("purchaser") for $15,000 cash proceeds. The cash proceeds approximated the net book value of the aircraft. The purchaser borrowed $12,000 from a third party lender to finance the purchase. We agreed to unconditionally guarantee to the lender the purchaser's payment of principal and interest when due under the loan up to an amount not to exceed $11,250 (the "Aggregate Guaranteed Amount"). However, the Aggregate Guaranteed Amount shall be reduced by the unpaid principal portion of the loan related to an aircraft on the later of (A) the date the lender obtains a first priority perfected security interest in such aircraft, and (B) the date on which a new lease has been entered into for such aircraft. In addition, we shall be unconditionally released from our obligations under the guaranty at the earlier of (A) March 2, 2006, and (B) the later of (x) the date the lender obtains a first priority perfected security interest in the aircraft and (y) the date on which new leases have been entered into for the aircraft. The maximum potential amount of future payments that we may be required to make under the guaranty is $11,250. However, we have the right (in lieu of making a payment under the guarantee) to purchase from the third party lender all of the lender's right, title and interest in, to and under the loan documents, including, without limitation, all of the lender's rights and interest in and to the aircraft and the other assets securing the loan, for a purchase price equal to the unpaid principal and interest due under the loan.

3. Income Taxes

The provision (benefit) for income taxes on continuing operations includes the following components:

	For the Year Ended May 31,		
	2005	2004	2003
Current:			
Federal	$1,034	$ 1,329	$ 293
State	420	270	270
	1,454	1,599	563
Deferred	1,613	(2,826)	(6,657)
	$3,067	$(1,227)	$(6,094)

The deferred tax benefit results primarily from differences between financial reporting and taxable income arising from alternative minimum tax carryforwards, net operating loss (NOL) carryforwards, foreign tax credit carryforwards, depreciation and leveraged leases.

AAR CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except per share amounts)

3. Income Taxes (Continued)

The provision (benefit) for income taxes on continuing operations differs from the amount computed by applying the U.S. federal statutory income tax rate of 35% for fiscal 2005, 2004 and 2003, for the following reasons:

	For the Year Ended May 31,		
	2005	2004	2003
Provision (benefit) for income taxes at the federal statutory rate	$ 7,574	$ 1,168	$(5,835)
Tax benefits on exempt earnings from export sales	(3,430)	(2,625)	(1,220)
State income taxes, net of federal benefit and refunds	270	175	176
Changes in valuation allowance	(1,575)	637	938
Reduction in income tax accrued liabilities	—	(350)	—
Other, net	228	(232)	(153)
Provision (benefit) for income taxes on continuing operations	3,067	(1,227)	(6,094)

During the third quarter of fiscal 2005, we recorded a favorable federal income tax adjustment of $496. Upon completion of the fiscal 2004 federal tax return in February 2005, we determined that we qualified for additional tax benefits related to export activities. Similarly, we recorded a $604 federal income tax benefit during the third quarter of fiscal 2004 which primarily related to additional tax benefits from export activities in fiscal 2003.

In previous fiscal years, we had established a deferred tax valuation allowance of $1,575 against foreign tax credits expiring in fiscal year 2006. As a result of the new ten-year carryforward period (formerly five years) established by the American Jobs Creation Act of 2004, we now expect to utilize the foreign tax credits and recorded a $1,575 credit to the provision for income taxes during the second quarter of fiscal 2005.

During fiscal 2004, we recorded a reduction in income tax expense of $350. This adjustment represents the reversal of federal and state income tax accruals which were no longer considered required.

(Dollars in thousands, except per share amounts)

3. Income Taxes (Continued)

Deferred tax liabilities and assets result primarily from the differences in the timing of the recognition for transactions between financial reporting and income tax purposes and consist of the following components:

	May 31,	
	2005	2004
Deferred tax assets-current attributable to:		
Inventory costs	$ 29,977	$ 31,129
Employee benefits (accruals)	(4,061)	(5,109)
Other	1,756	1,554
Total deferred tax assets-current	$ 27,672	$ 27,574
Deferred tax assets-noncurrent attributable to:		
Postretirement benefits (liabilities)	$ 10,122	$ 7,572
Alternative minimum tax carryforwards, NOL carryforwards and foreign tax credit carryforwards	24,682	34,858
Valuation allowance	—	(1,575)
Total deferred tax assets-noncurrent	$ 34,804	$ 40,855
Total deferred tax assets	$ 62,476	$ 68,429
Deferred tax liabilities attributable to:		
Depreciation	$(45,424)	$(50,612)
Leveraged leases	(7,469)	(7,871)
Total deferred tax liabilities	$(52,893)	$(58,483)
Net deferred tax assets	$ 9,583	$ 9,946

As of May 31, 2005, we have determined that the realization of our deferred tax assets is more likely than not, and that a valuation allowance is not required based upon our prior history of operating earnings, the nature of certain of our deferred tax assets, our expectations for continued future earnings and the scheduled reversal of deferred tax liabilities, primarily related to depreciation. At May 31, 2005, we had federal net operating loss carryforwards of approximately $60,703 of which $34,990 will expire after fiscal 2022, $12,561 will expire after fiscal 2023 and $13,152 will expire after fiscal 2024.

4. Common Stock and Stock Options

We have established stock option plans for our officers and key employees. Stock option awards under the AAR Stock Benefit Plan typically expire ten years from the date of grant or earlier upon termination of employment, become exercisable in five equal increments on successive grant anniversary dates at the New York Stock Exchange closing common stock price on the date of grant and are accompanied by reload features and, for certain individuals, stock rights exercisable in the event of a change in control of the Company.

4. Common Stock and Stock Options (Continued)

A summary of changes in stock options (in thousands) granted to officers, key employees and nonemployee directors under stock option plans for the three years ended May 31, 2005 follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, May 31, 2002 (2,495 exercisable)	4,248	$16.51
Granted	943	8.45
Exercised	—	—
Surrendered/expired/cancelled	(589)	13.28
Outstanding, May 31, 2003 (2,754 exercisable)	4,602	15.27
Granted	1,524	9.32
Exercised	(785)	9.75
Surrendered/expired/cancelled	(187)	15.31
Outstanding, May 31, 2004 (3,390 exercisable)	5,154	14.35
Granted	845	14.66
Exercised	(1,186)	11.03
Surrendered/expired/cancelled	(206)	16.37
Outstanding, May 31, 2005 (3,414 exercisable)	4,607	$15.17

The following table provides additional information regarding stock options (in thousands) outstanding as of May 31, 2005:

Option Exercise Price Range	Options Outstanding	Weighted Average Remaining Contractual Life of Options (Years)	Number of Options Exercisable	Weighted Average Exercise Price of Options Exercisable
$ 3.06 – 12.25	1,224	7.6	215	$ 8.38
$12.26 – 18.38	2,328	4.4	2,144	$15.53
$18.39 – 24.50	1,034	3.0	1,034	$23.18
$24.51 – 30.63	21	1.9	21	$27.40
	4,607	4.9	3,414	$17.48

The AAR CORP. Stock Benefit Plan also provides for the grant of restricted stock awards. Restrictions are released at the end of applicable restriction periods. The number of shares and the restricted period, which varies from three to ten years, are determined by the Compensation Committee of the Board of Directors. At the date of grant, the market value of the award (based on the New York Stock Exchange common stock closing price) is recorded in common stock and capital surplus; an offsetting amount is recorded as a component of stockholders' equity in unearned restricted stock awards. The

4. Common Stock and Stock Options (Continued)

number (in thousands) of restricted shares awarded to officers and key employees and the weighted average per share fair value of those shares are as follows:

	For the Year Ended May 31,		
	2005	2004	2003
Shares of restricted stock granted	150	202	—
Weighted average per share fair value	$16.04	$6.96	—

Compensation cost is included in results of operations over the vesting period. Expense (income) relating to outstanding restricted stock awards for the three-year period ended May 31, 2005 follows:

	For the Year Ended May 31,		
	2005	2004	2003
Expense	$1,295	$516	$ 330
Forfeitures (income)	(32)	(17)	(111)
Net	$1,263	$499	$ 219

The AAR CORP. Employee Stock Purchase Plan is open to our employees (other than officers, directors or participants in our other stock option plans) and permits employees to purchase common stock in periodic offerings through payroll deductions.

All equity compensation plans have been approved by shareholders. The number of options and awards outstanding and available for grant or issuance for each of our stock plans are as follows (in thousands):

	May 31, 2005		
	Outstanding	Available	Total
Stock Benefit Plan (officers, directors and key employees)	5,301	3,205	8,506
Employee Stock Purchase Plan	—	144	144

Pursuant to a shareholder rights plan adopted in 1997, each outstanding share of our common stock carries with it a Right to purchase one and one half additional shares at a price of $83.33 per share. The Rights become exercisable (and separate from the shares) when certain specified events occur, including the acquisition of 15% or more of the common stock by a person or group (an "Acquiring Person") or the commencement of a tender or exchange offer for 15% or more of the common stock.

In the event that an Acquiring Person acquires 15% or more of the common stock, or if we are the surviving corporation in a merger involving an Acquiring Person or if the Acquiring Person engages in certain types of self-dealing transactions, each Right entitles the holder to purchase for $83.33 per share (or the then-current exercise price), shares of our common stock having a market value of $166.66 (or two times the exercise price), subject to certain exceptions. Similarly, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power is sold, each Right entitles the holder to purchase at the then-current exercise price that number of shares of common stock of the surviving corporation having a market value of two times the exercise price. The Rights do not entitle the holder thereof to vote or to receive dividends. The Rights will expire on August 6, 2007, and may be redeemed by us for $.01 per Right under certain circumstances.

(Dollars in thousands, except per share amounts)

4. Common Stock and Stock Options (Continued)

On September 21, 1990, the Board of Directors authorized us to purchase up to 1,500,000 shares (adjusted for a three-for-two stock split) of our common stock on the open market or through privately negotiated transactions. On October 13, 1999, the Board of Directors authorized us to purchase up to 1,500,000 additional shares of our common stock. As of May 31, 2005, we had purchased 1,745,000 shares of our common stock on the open market under these programs at an average price of $14.00 per share and have remaining authorization to purchase 1,255,000 shares (see Note 2).

5. Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during each period. The computation of diluted earnings per share is based on the weighted average number of common shares outstanding during the period plus, when their effect is dilutive, incremental shares consisting of shares subject to stock options and shares issued upon conversion of convertible debt.

In the third quarter of fiscal 2005 we adopted the provisions of Emerging Issues Task Force Issue No. 04-08 "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF No. 04-08") which requires companies to account for contingently convertible debt using the "if converted" method set forth in SFAS No. 128 "Earnings Per Share" for calculating diluted earnings per share. Under the "if converted" method, the after-tax effect of interest expense related to the convertible securities is added back to net income, and the convertible debt is assumed to have been converted to equity at the beginning of the period and is added to outstanding common shares. For comparative purposes, diluted earnings per share information for all quarters in fiscal 2005 give effect to the adoption of EITF No. 04-08. Diluted earnings per share information for fiscal 2004 quarters ended subsequent to the February 2004 issuance of our convertible debt securities do not give effect to the provisions of EITF No. 04-08 because the effect is anti-dilutive.

AAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

5. Earnings Per Share (Continued)

The following table provides a reconciliation of the computations of basic and diluted earnings per share information for each of the years in the three-year period ended May 31, 2005 (shares in thousands).

	For the Year Ended May 31,		
	2005	2004	2003
Income (loss) from continuing operations	$18,572	$ 4,565	$(10,578)
Loss from discontinued operations, net of tax	(3,119)	(1,061)	(1,832)
Net income (loss)	$15,453	$ 3,504	$(12,410)
Basic shares:			
Weighted average common shares outstanding	32,297	32,111	31,852
Earnings (loss) per share—basic:			
Earnings (loss) from continuing operations	$ 0.58	$ 0.14	$ (0.33)
Loss from discontinued operations, net of tax	(0.10)	(0.03)	(0.06)
Earnings (loss) per share—basic	$ 0.48	$ 0.11	$ (0.39)
Net income (loss)	$15,453	$ 3,504	$(12,410)
Add: After-tax interest on convertible debt	1,230	—	—
Net income (loss) for diluted EPS calculation	$16,683	$ 3,504	$(12,410)
Diluted shares:			
Weighted average common shares outstanding	32,297	32,111	31,852
Additional shares from the assumed exercise of stock options	304	281	—
Additional shares from the assumed conversion of convertible debt	3,604	—	—
Weighted average common shares outstanding—diluted	36,205	32,392	31,852
Earnings (loss) per share—diluted:			
Earnings (loss) from continuing operations	$ 0.55	$ 0.14	$ (0.33)
Loss from discontinued operations, net of tax	(0.09)	(0.03)	(0.06)
Earnings (loss) per share—diluted	$ 0.46	$ 0.11	$ (0.39)

At May 31, 2005 and 2004, respectively, options to purchase 3.4 milion and 3.2 million shares of common stock were outstanding, but were not included in the computation of diluted earnings per share, because the exercise price of these options was greater than the average market price of the common shares.

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans

We have defined contribution and defined benefit plans covering substantially all full-time domestic employees and certain employees in The Netherlands. In addition, we provide postretirement health and life insurance benefits to eligible domestic retirees.

Defined Benefit Plans

Prior to January 1, 2000, the pension plan for domestic salaried and non-union hourly employees had a benefit formula based primarily on years of service and compensation. Effective January 1, 2000, we converted our existing defined benefit plan for substantially all domestic salaried and certain hourly employees to a cash balance pension plan. Under the cash balance pension plan, the retirement benefit is expressed as a dollar amount in an account that grows with annual pay-based credits and interest on the account balance. Effective June 1, 2005, the existing cash balance plan was frozen and the annual pay-based credits were discontinued. During the fourth quarter of fiscal 2005, we recorded a $667 curtailment loss associated with this change to the cash balance plan. Also effective June 1, 2005, the defined contribution plan was modified to include increased employer contributions and an enhanced profit sharing formula. Defined pension benefits for certain union hourly employees are based primarily on a fixed amount per years of service.

Certain foreign operations of domestic subsidiaries also have a pension plan which is a defined benefit plan. Benefit formulas are based generally on years of service and compensation. It is the policy of these subsidiaries to fund at least the minimum amounts required by local laws and regulations.

We provide eligible outside directors with benefits upon retirement on or after age 65 provided they have completed at least five years of service as a director. Benefits are paid quarterly in cash equal to 25% of the annual retainer fee payable to active outside directors. Payment of benefits commence upon retirement and continues for a period equal to the total number of years of the retired director's service up to a maximum of ten years, or death, whichever occurs first. In the fourth quarter of fiscal 2001, we terminated the plan for any new members of the Board of Directors elected after May 31, 2001.

We also provide supplemental retirement and profit sharing benefits for current and former executives and key employees to supplement benefits provided by our other benefit plans. The plans are not funded and may require funding in the event of a change in control of the Company as determined by our Board of Directors.

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

The following table sets forth the change in projected benefit obligations for all of our pension plans:

	May 31, 2005	May 31, 2004
Change in benefit obligation:		
Benefit obligation at beginning of year	$77,044	$77,425
Service cost	2,841	2,834
Interest cost	4,899	4,483
Plan participants' contributions	228	223
Amendments	(3,754)	—
Net actuarial loss (gain)	14,313	(3,795)
Benefits paid	(4,742)	(4,126)
Benefit obligation at end of year	$90,829	$77,044

The projected benefit obligation is measured at May 31 of each year using the following weighted average assumptions:

	May 31, 2005	May 31, 2004
Domestic plans:		
Discount rate	5.40%	6.50%
Compensation increase rate	3.00	3.00
Non-domestic plans:		
Discount rate	4.25%	5.50%
Compensation increase rate	3.00	3.25

The following table sets forth the change in fair value of plan assets:

	May 31, 2005	May 31, 2004
Change in plan assets:		
Fair value of plan assets at beginning of year	$60,834	$51,431
Actual return on plan assets	6,925	6,407
Employer contributions	6,614	6,899
Plan participants' contributions	228	223
Benefits paid	(4,742)	(4,126)
Fair value of plan assets at end of year	$69,859	$60,834

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

The following table sets forth the actual asset allocation and target allocations for our U.S. pension plans:

	May 31, 2005	May 31, 2004	Target Asset Allocation
Equity securities	61%	65%	45 - 65%
Fixed income securities	32	29	25 - 55%
Other (fund-of funds hedge fund)	7	6	0 - 20%
	100%	100%	

The assets of U.S pension plans are invested in compliance with the Employee Retirement Income Security Act of 1974 (ERISA). The investment goals are to provide a total return that, over the long term, optimizes the long-term return on plan assets at an acceptable risk and maintain a broad diversification across asset classes and among investment managers. Direct investments in our securities and the use of derivatives for the purpose of speculation are not permitted. The assets of the U.S. pension plans are invested primarily in equity and fixed income mutual funds and individual common stocks and in fiscal 2005 and 2004 included an investment in a fund-of funds hedge fund.

The assets of the non-domestic plan are invested in compliance with local laws and regulations and are comprised of insurance contracts and equity and fixed income mutual funds.

To develop our expected long-term rate of return assumption on domestic plans, we use long-term historical return information for our targeted asset mix and current market conditions. Our contribution policy for the domestic plans is to contribute annually, at a minimum, an amount which is deductible for federal income tax purposes and that is sufficient to meet actuarially computed pension benefits. We anticipate contributing $5,000 to $7,000 during fiscal 2006.

The following table sets forth all of the defined benefit plan's funded status and the amount recognized in our Consolidated Balance Sheets:

	May 31, 2005	May 31, 2004
Funded status	$(20,970)	$(16,210)
Unrecognized actuarial losses	34,050	25,886
Unrecognized prior service cost	1,005	1,773
Unrecognized transitional obligation	—	67
Prepaid pension costs	$ 14,085	$ 11,516

A minimum pension liability adjustment is required when the actuarial present value of accumulated plan benefits exceeds plan assets and accrued pension liabilities. During fiscal 2004, we reduced the minimum pension liability by $3,909, and $2,677, net of tax, was reported as a component of comprehensive income (loss). During fiscal 2005, we increased the minimum pension liability by $6,475, and $4,737, net of tax, was reported as a component of comprehensive income (loss). The accumulated benefit obligation for all pension plans was $88,600 and $72,905 as of May 31, 2005 and 2004, respectively.

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	May 31,	
	2005	2004
Projected benefit obligation	$90,829	$77,044
Accumulated benefit obligation	88,600	72,905
Fair value of plan assets	69,859	60,834

Pension expense charged to results of operations includes the following components:

	For the Year Ended May 31,		
	2005	2004	2003
Service cost	$ 2,841	$ 2,834	$ 2,726
Interest cost	4,899	4,483	4,458
Expected return on plan assets	(5,701)	(4,886)	(4,804)
Amortization of prior service cost	295	298	290
Recognized net actuarial loss	1,155	1,392	504
Transitional obligation	68	89	92
Curtailment	667	—	—
	$ 4,224	$ 4,210	$ 3,266

The following table summarizes our estimated future pension benefits by fiscal year:

	2006	2007	2008	2009	2010	2011 to 2015
Estimated pension benefits	$8,090	$5,162	$7,399	$6,283	$5,891	$31,134

A summary of the weighted average assumptions used to determine net periodic pension expense is as follows:

	For the Year Ended May 31,		
	2005	2004	2003
Domestic plans:			
Discount rate	6.50%	6.00%	7.25%
Rate of compensation increase	3.00	3.00	4.00
Expected long-term return on plan assets	8.50	8.50	9.00
Non-domestic plans:			
Discount rate	5.50%	5.25%	6.00%
Rate of compensation increase	3.25	3.25	4.00
Expected long-term return on plan assets	6.50	6.50	6.50

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Defined Contribution Plan

The defined contribution plan is a profit sharing plan which is intended to qualify as a 401(k) plan under the Internal Revenue Code. Under the plan, employees may contribute up to 50% of their pretax compensation, subject to applicable regulatory limits. We may make matching contributions up to 5% of compensation. Company contributions vest on a pro-rata basis during the first three years of employment. During fiscal 2003, Company matching contributions to our defined contribution plan were suspended due to the operating performance of the Company. Expense charged to results of operations for Company matching contributions was $0 in fiscal 2005 and 2004 and $457 in fiscal 2003.

Postretirement Benefits Other Than Pensions

We provide health and life insurance benefits for certain eligible retirees. The postretirement plans are unfunded, and we have the right to modify or terminate any of these plans in the future, in certain cases, subject to union bargaining agreements. In fiscal 1995, we completed termination of postretirement health and life insurance benefits attributable to future services of collective bargaining and other domestic employees.

Postretirement benefit expense for the years ended May 31, 2005, 2004 and 2003 included the following components:

	For the Year Ended May 31,		
	2005	2004	2003
Interest cost	$ 76	$ 47	$ 58
Amortization of prior service cost	8	8	7
Amortization of unrecognized loss	47	—	—
	$131	$ 55	$ 65

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

The funded status of the plans at May 31, 2005 and 2004 was as follows:

	May 31, 2005	May 31, 2004
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 1,250	$ 847
Interest cost	76	47
Benefits paid	(161)	(120)
Unrecognized actuarial loss	189	476
Benefit obligation at end of year	$ 1,354	$ 1,250
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Company contributions	161	120
Benefits paid	(161)	(120)
Fair value of plan assets at end of year	$ —	$ —
Funded status	$(1,354)	$(1,250)
Unrecognized actuarial loss	646	504
Unrecognized prior service cost	55	63
Accrued postretirement costs	$ (653)	$ (683)

We estimate that our annual postretirement benefit payments will be approximately $200 in each of the next five fiscal years and will be funded with Company contributions. The assumed discount rate used to measure the accumulated postretirement benefit obligation was 5.4% at May 31, 2005 and 6.5% at May 31, 2004. The assumed rate of future increases in healthcare costs was 9.0% in fiscal 2005 and 10.0% in fiscal 2004, declining to 5.0% by the year 2011 and remaining at that rate thereafter. A one percent increase in the assumed healthcare cost trend rate would increase the accumulated postretirement benefit obligation by approximately $50 as of May 31, 2005, and would not result in a significant change to the annual postretirement benefit expense.

7. Aircraft Joint Venture

During the first quarter of fiscal 2005, we invested in a limited liability company, which is accounted for under the equity method of accounting. Our investment in the limited liability company was made under an agreement with a global financial institution. Our membership interest in this limited liability company is 50% and the primary business of this company is the acquisition, ownership, lease and disposition of certain narrow-body commercial aircraft. Aircraft that are acquired by the company are purchased with cash contributions by the members of the company, and debt financing which is non-recourse to the members of the company. The associated income tax benefit or expense is recorded by the member companies.

(Dollars in thousands, except per share amounts)

7. Aircraft Joint Venture (Continued)

Summarized financial information for this limited liability company is as follows:

	For the Year Ended May 31, 2005
Statement of operations information:	
Sales	$11,249
Income before provision for income taxes	1,136

	May 31, 2005
Balance sheet information:	
Assets	$47,309
Debt	23,431
Members' capital	21,885

During the first quarter of fiscal 2005, we also invested in a joint venture company with a different party. The joint venture company owns an aircraft on lease to a foreign carrier. This aircraft was subject to a note payable to a major financial institution that was guaranteed by AAR; during the third quarter of fiscal 2005, we paid the debt of $6,022 in full. We consolidate the financial position and results of operations of this joint venture. The equity interest of the other partner in the joint venture is recorded as a minority interest, which was included in other non-current liabilities at May 31, 2005.

8. Aviation Equipment Operating Leases

From time to time we lease aviation equipment (engines and aircraft) from lessors under arrangements that are classified as operating leases. We may also sublease the aviation equipment to a customer on a short- or long-term basis. The terms of the operating leases in which we are the lessee are one year with options to renew annually at our election. If we elect not to renew a lease or the lease term expires, we may purchase the equipment from the lessor at its scheduled purchase option price. The terms of the lease agreements also allow us to purchase the equipment at any time during a lease at its scheduled purchase option price. The scheduled purchase option values were $20,492 and $30,097 at May 31, 2005 and 2004.

In those instances in which we anticipate that we will purchase aviation equipment and the scheduled purchase option price will exceed the fair value of such equipment, we record an accrual for loss. The accrual for loss was $2,107 and $5,800 at May 31, 2005 and 2004. The reduction in loss accrual is attributable to the buyout of leases and the subsequent sale of the underlying aircraft engines during fiscal 2005.

9. Commitments and Contingencies

On October 3, 2003, we entered into a sale-leaseback transaction whereby the Company sold and leased back a facility located in Garden City, New York. The lease is classified as an operating lease in accordance with SFAS No. 13 "Accounting for Leases". Net proceeds from the sale of the facility were $13,991 and the cost and related accumulated depreciation of the facility of $9,472 and $4,595, respectively, were removed from the balance sheet. The gain realized of $9,114 on the sale has been deferred and is

(Dollars in thousands, except per share amounts)

9. Commitments and Contingencies (Continued)

being amortized over the 20-year lease term in accordance with SFAS No. 13. The unamortized balance of the deferred gain as of May 31, 2005 is $8,455 and is included in the caption "Deferred income and other" on the Consolidated Balance Sheet.

In June 2004, we signed an agreement to occupy a portion of the Indianapolis Maintenance Center (IMC). In December 2004, we commenced airframe maintenance operations at the IMC and currently occupy three bays and certain office space, with options to occupy up to seven additional bays. In connection with the lease, we are entitled to receive rent credits as we increase the number of bays we occupy. During fiscal 2005, we received $350 of such rent credits and in accordance with SFAS No. 13 are treating the rent credits as lease incentives and are amortizing the rent credits over the term of the lease.

In addition to the aviation equipment operating leases and the Garden City and IMC leases, we lease other facilities and equipment under agreements that are classified as operating leases that expire at various dates through 2023. Future minimum payments under all operating leases at May 31, 2005 are as follows:

	Future Minimum Payments	
Year	Facilities and Equipment	Aviation Equipment
2006	$ 7,909	$10,887
2007	7,716	18,302
2008	6,681	3,840
2009	5,490	3,840
2010 and thereafter	29,395	1,280

Rental expense during the past three fiscal years was as follows:

	For the Year Ended May 31,		
	2005	2004	2003
Facilities and Equipment	$9,445	$8,193	$6,597
Aviation Equipment	2,629	3,051	3,117

We routinely issue letters of credit and performance bonds in the ordinary course of our business. These instruments are typically issued in conjunction with insurance contracts or other business requirements. The total of these instruments outstanding at May 31, 2005 was approximately $13,175.

We are involved in various claims and legal actions, including environmental matters, arising in the ordinary course of business (see Item 3 Legal Proceedings). In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial condition or results of operations.

(Dollars in thousands, except per share amounts)

10. Discontinued Operations

On February 17, 2005, we sold substantially all of the assets, subject to certain liabilities of our engine component repair business, located in Windsor, Connecticut. The engine component repair business was a unit within the Aviation Supply Chain segment. We received as consideration cash of $7,700 and acquired inventory having a value of approximately $1,200, subject to certain adjustments. As a result of the transaction, we recorded a pre-tax charge of $3,651 ($2,321 after-tax), representing the loss on disposal. Of the $3,651 pre-tax charge, severance charges were $287 and closing costs related to the transactions were $619. The remaining portion of the charge of $2,745 represents the difference between the consideration received and the net book value of the assets sold.

Revenues and the pre-tax operating loss for the three-year period ended May 31, 2005 for the discontinued operations are summarized as follows:

	For the Year Ended May 31,		
	2005	2004	2003
Revenues	$ 5,898	$ 7,488	$ 6,496
Pre-tax operating loss	(1,229)	(1,631)	(2,819)

11. Impairment Charges

Prior to September 11, 2001 we were executing our plan to reduce our investment in support of older generation aircraft in line with the commercial airlines' scheduled retirement plans for these aircraft. The events of September 11 caused a severe and sudden disruption in the commercial airline industry, which brought about a rapid acceleration of those retirement plans. System-wide capacity was reduced by approximately 20%, and many airlines cancelled or deferred new aircraft deliveries. Based on management's assessment of these and other conditions, in the second quarter ended November 30, 2001, we reduced the value and provided loss accruals for certain of our inventories and engine leases which support older generation aircraft by $75,900.

The writedown for engine and airframe parts was determined by comparing the carrying value for inventory parts that support older generation aircraft to their net realizable value. In determining net realizable value, we assigned estimated sales prices taking into consideration historical selling prices and demand, as well as anticipated demand. The writedown for whole engines related to assets that are reported in the caption "Equipment on or available for short-term lease" and was determined by comparing the carrying value for each engine to an estimate of its undiscounted future cash flows. In those instances where there was a shortfall, the impairment was measured by comparing the carrying value to an estimate of the asset's fair market value. The loss accruals for engine operating leases were determined by comparing the scheduled purchase option prices to the estimated fair value of such equipment. In those instances where the scheduled purchase option price exceeded the estimated fair value, an accrual for the estimated loss was recorded.

During the fourth quarter of fiscal 2003, we recorded additional impairment charges related to certain engine and airframe parts and whole engines in the amount of $5,360. The fiscal 2003 impairment charge was based upon an updated assessment of the net realizable values for certain engine and airframe parts and future undiscounted cash flows for whole engines.

(Dollars in thousands, except per share amounts)

11. Impairment Charges (Continued)

A summary of the carrying value of impaired inventory and engines, after giving effect to the impairment charges recorded by us during fiscal 2003 and fiscal 2002 are as follows:

	May 31, 2005	May 31, 2004	May 31, 2003	November 30, 2001
Net impaired inventory and engines	$43,200	$51,500	$56,200	$89,600

Proceeds from sales of impaired inventory and engines for the twelve-month periods ended May 31, 2005, 2004, and 2003 were $7,900, $7,300, and $12,100, respectively, and $15,600 for the six-month period ended May 31, 2002.

12. Other Noncurrent Assets

At May 31, 2005 and 2004, other noncurrent assets consisted of the following:

	May 31,	
	2005	2004
Notes receivable	$10,679	$13,259
Investment in leveraged lease	9,419	9,541
Investment in aviation equipment	8,498	9,123
Cash surrender value of life insurance	7,091	6,146
Debt issuance costs	2,878	4,022
Licenses and rights	2,837	3,349
Other	21,499	21,090
	$62,901	$66,530

13. Business Segment Information

Segment Reporting

We are a diversified provider of products and services to the global aviation/aerospace industry. We report our activities in four business segments: Aviation Supply Chain; Maintenance, Repair and Overhaul; Structures and Systems; and Aircraft Sales and Leasing.

Sales in the Aviation Supply Chain segment are derived from the sale of a wide variety of new, overhauled and repaired engine and airframe parts and components to the commercial aviation and defense markets, as well as the repair and overhaul of a wide range of commercial and military aircraft airframe parts. Sales also include the sales and lease of commercial jet engines. Cost of sales consists principally of the cost of product (primarily aircraft and engine parts), direct labor and overhead (primarily indirect labor, facility cost and insurance).

Sales in the Maintenance, Repair and Overhaul segment are derived from the repair and overhaul of most commercial landing gear types and aircraft maintenance and storage. Cost of sales consists principally of cost of product (primarily replacement aircraft parts), direct labor and overhead.

(Dollars in thousands, except per share amounts)

13. Business Segment Information (Continued)

Sales in the Structures and Systems segment are derived from the manufacture and sale of a wide array of containers, pallets and shelters used to support the U.S. military's tactical deployment requirements, in-plane cargo loading and handling systems for commercial and military applications and advanced composite materials and components for aerospace and industrial use. Sales in this segment are also derived from the repair, overhaul and sale of parts for industrial gas and steam turbine operators and certain military engines. Cost of sales consists principally of the cost of product, direct labor and overhead.

Sales in the Aircraft Sales and Leasing segment are derived from the sale and lease of commercial aircraft and technical and advisory services. Cost of sales consists principally of cost of product (aircraft), labor and the cost of lease revenue (primarily depreciation, lease expense and insurance).

The accounting policies for the segments are the same as those described in Note 1. Our chief decision making officer (Chief Executive Officer) evaluates performance based on the reportable segments. The expenses and assets related to corporate activities are not allocated to the segments. Our reportable segments are aligned principally around differences in products and services.

Gross profit is calculated by subtracting cost of sales from sales. Selected financial information for each reportable segment has been re-stated to conform with current year presentation and is as follows:

	For the Year Ended May 31,		
	2005	2004	2003
Net sales:			
Aviation Supply Chain	$390,060	$349,527	$358,412
Maintenance, Repair and Overhaul	111,932	106,416	93,415
Structures and Systems	200,717	163,557	130,628
Aircraft Sales and Leasing	45,139	24,969	17,387
	$747,848	$644,469	$599,842

	For the Year Ended May 31,		
	2005	2004	2003
Gross profit:			
Aviation Supply Chain	$ 67,672	$ 51,972	$ 42,686
Maintenance, Repair and Overhaul	14,414	14,351	11,600
Structures and Systems	35,435	29,621	18,895
Aircraft Sales and Leasing	3,305	4,674	4,519
	$120,826	$100,618	$ 77,700

(Dollars in thousands, except per share amounts)

13. Business Segment Information (Continued)

	May 31, 2005	May 31, 2004	May 31, 2003
Total assets:			
Aviation Supply Chain	$298,477	$287,434	$329,050
Maintenance, Repair and Overhaul	86,271	69,145	75,066
Structures and Systems	97,780	93,956	70,060
Aircraft Sales and Leasing	119,581	135,598	128,761
Corporate	130,121	123,159	83,684
	$732,230	$709,292	$686,621

	For the Year Ended May 31, 2005	2004	2003
Capital expenditures:			
Aviation Supply Chain	$ 3,777	$ 3,944	$ 5,004
Maintenance, Repair and Overhaul	2,817	1,650	2,176
Structures and Systems	5,222	4,237	2,009
Aircraft Sales and Leasing	48	7	—
Corporate	1,169	448	741
	$ 13,033	$ 10,286	$ 9,930

	For the Year Ended May 31, 2005	2004	2003
Depreciation and amortization:			
Aviation Supply Chain	$ 10,768	$ 9,764	$ 9,609
Maintenance, Repair and Overhaul	2,534	2,474	1,978
Structures and Systems	4,481	4,001	4,017
Aircraft Sales and Leasing	6,087	5,925	7,458
Corporate	4,080	4,516	4,110
	$ 27,950	$ 26,680	$ 27,172

The following table reconciles segment gross profit to consolidated income (loss) before provision for income taxes.

	For the Year Ended May 31, 2005	2004	2003
Segment gross profit	$120,826	$100,618	$ 77,700
Selling, general and administrative and other	(87,902)	(80,552)	(77,293)
Equity in earnings of aircraft joint ventures	568	215	501
Gain on extinguishment of debt	3,562	—	—
Interest expense	(16,917)	(18,691)	(19,416)
Interest income	1,502	1,748	1,836
Income (loss) before provision for income taxes	$ 21,639	$ 3,338	$(16,672)

(Dollars in thousands, except per share amounts)

13. Business Segment Information (Continued)

No single non-government customer represents 10% or more of total sales in any of the last three fiscal years. Sales to the U.S. Government, its agencies and its contractors by segment are as follows:

	For the Year Ended May 31,		
	2005	2004	2003
Aviation Supply Chain	$ 69,027	$ 66,137	$ 51,535
Maintenance, Repair and Overhaul	25,976	27,370	30,953
Structures and Systems	157,165	129,051	87,703
	$252,168	$222,558	$170,191
Percentage of total sales	33.7%	34.5%	28.4%

Geographic Data

	May 31,	
	2005	2004
Long-lived assets:		
United States	$246,120	$264,987
Europe	11,378	11,932
Other	190	169
	$257,688	$277,088

Export sales from our U.S. operations to unaffiliated customers, the majority of which are located in Europe, the Middle East, Canada, Mexico, South America and Asia (including sales through foreign sales offices of domestic subsidiaries), were approximately $178,211 (23.8% of total sales), $111,902 (17.2% of total sales) and $142,403 (23.5% of total sales) in fiscal 2005, 2004 and 2003, respectively.

AAR CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except per share amounts)

14. Selected Quarterly Data (Unaudited)

The unaudited selected quarterly data for fiscal years ended May 31, 2005 and 2004 follows.

	Fiscal 2005			Diluted Earnings
Quarter	Sales	Gross Profit	Net Income	Per Share
First	$163,773	$ 26,525	$ 2,286	$0.07
Second	176,448	28,471	4,839	0.14
Third	197,701	30,735	2,595	0.08
Fourth	209,926	35,095	5,733	0.17
	$747,848	$120,826	$15,453	$0.46

See Note 2 for information regarding gains on extinguishment of debt and Note 10 for information regarding discontinued operations.

	Fiscal 2004		Net Income	Diluted Earnings
Quarter	Sales	Gross Profit	(Loss)	(Loss) Per Share
First	$150,570	$ 21,389	$(1,996)	$(0.06)
Second	157,831	25,239	916	0.03
Third	159,233	26,476	2,012	0.06
Fourth	176,835	27,514	2,572	0.08
	$644,469	$100,618	$ 3,504	$ 0.11

15. Allowance for Doubtful Accounts

	May 31,		
	2005	2004	2003
Balance, beginning of year	$ 6,310	$ 8,663	$10,624
Provision charged to operations	2,391	2,771	3,140
Deductions for accounts written off, net of recoveries	(2,838)	(5,124)	(5,101)
Balance, end of year	$ 5,863	$ 6,310	$ 8,663

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As required by Rules 13a-15(e) and 15d-15(e) of the Act, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of May 31, 2005. This evaluation was carried out under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Therefore, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of May 31, 2005, ensuring that information required to be disclosed in the reports that are filed under the Act is recorded, processed, summarized and reported in a timely manner.

There were no changes in our internal control over financial reporting during the fourth quarter ended May 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of AAR CORP. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems which are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of its internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management concluded that the Company maintained effective internal control over financial reporting as of May 31, 2005. Our assessment of the effectiveness of our internal control over financial reporting as of May 31, 2005, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.

Report of Independent Registered Public Accounting Firm

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF AAR CORP.:

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that AAR CORP. and subsidiaries (the Company) maintained effective internal control over financial reporting as of May 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of May 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of May 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended May 31, 2005 and our report dated July 20, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chicago, Illinois
July 20, 2005

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item regarding the Directors of the Company is incorporated by reference to the information contained under the caption, "Board of Directors" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders.

The information required by this item regarding the Executive Officers of the Company appears under the caption, "Executive Officers of the Registrant" in Part I, Item 4 above.

The information required by this item regarding the compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the information contained under the caption, "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders.

The information required by this item regarding the identification of the Audit Committee as a separately-designated standing committee of the Board is incorporated by reference to the information contained under the caption, "Board Committees" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders, and information required by this item regarding the status of one or more members of the Audit Committee being an "audit committee financial expert" is incorporated by reference to the information contained under the caption, "Board Committees" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders.

The information required by this item regarding our Code of Business Ethics and Conduct applicable to our directors, officers and employees is incorporated by reference to the information contained under the caption, "Corporate Governance Information" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the information contained under the captions "Executive Compensation and Other Information" (but excluding the following sections thereof: "Compensation Committee's Report on Executive Compensation" and "Stockholder Return Performance Graph"); "Employment and Other Agreements" and "Directors' Compensation" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information as of May 31, 2005 with respect to the Company's compensation plans under which equity securities of the Company are authorized for issuance:

	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,607	$15.17	3,205
Equity compensation plans not approved by security holders	—	—	—
Total	4,607	$15.17	3,205

The information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference to the information contained under the caption "Security Ownership of Management and Others" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to the information contained under the caption "Certain Relationships and Related Transactions" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the information contained under the caption "Principal Accountant Fees and Services" in our definitive proxy statement for the 2005 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) Financial Statements and Financial Statement Disclosures

The following financial statements are filed as a part of this report under "Item 8—Financial Statements And Supplementary Data"

	Page
Report of Independent Registered Public Accounting Firm	20
Financial Statements—AAR CORP. and Subsidiaries:	
Consolidated Statements of Operations for the three years ended May 31, 2005	21
Consolidated Balance Sheets as of May 31, 2005 and 2004	22-23
Consolidated Statements of Stockholders' Equity for the three years ended May 31, 2005	24
Consolidated Statements of Cash Flows for the three years ended May 31, 2005	25
Notes to Consolidated Financial Statements	26-55
Selected quarterly data (unaudited) for the years ended May 31, 2005 and 2004 (Note 14 of Notes to Consolidated Financial Statements)	55

(a)(3) Exhibits

The Exhibits filed as part of this report are set forth in the Exhibit Index contained elsewhere herein. Management contracts and compensatory arrangements have been marked with an asterisk (*) on the Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

AAR CORP.
(Registrant)

Date: July 22, 2005

BY: /s/ DAVID P. STORCH
David P. Storch
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ IRA A. EICHNER Ira A. Eichner	*Chairman of the Board* *Director*	July 22, 2005
/s/ DAVID P. STORCH David P. Storch	*President and Chief Executive Officer; Director (Principal Executive Officer)*	
/s/ TIMOTHY J. ROMENESKO Timothy J. Romenesko	*Vice President and Chief Financial Officer (Principal Financial Officer)*	
/s/ MICHAEL J. SHARP Michael J. Sharp	*Vice President and Controller (Principal Accounting Officer)*	
/s/ JAMES G. BROCKSMITH, JR. James G. Brocksmith, Jr.	*Director*	
/s/ Ronald R. Fogleman Ronald R. Fogleman	*Director*	
/s/ JAMES E. GOODWIN James E. Goodwin	*Director*	
/s/ MARC J. WALFISH Marc J. Walfish	*Director*	
/s/ RONALD B. WOODARD Ronald B. Woodard	*Director*	

EXHIBIT INDEX

	Index		Exhibits
3.	Articles of Incorporation and By-Laws	3.1	Restated Certificate of Incorporation; Amendments thereto dated November 3, 1987, October 19, 1988, October 16, 1989 and November 3, 1999.[24]
		3.2	By-Laws as amended. Amendment thereto dated April 12, 1994, January 13, 1997, July 16, 1992, April 11, 2000, May 13, 2002 and October 13, 2004 (filed herewith).
4.	Instruments defining the rights of security holders	4.1	Restated Certificate of Incorporation and Amendments (see Exhibit 3.1).
		4.2	By-Laws as amended (See Exhibit 3.2).
		4.3	Rights Agreement between the Registrant and the First National Bank of Chicago dated July 8, 1997[10] and amended October 16, 2001.[15]
		4.4	Indenture dated October 15, 1989 between the Registrant and U.S. Bank Trust National Association (formerly known as First Trust, National Association, as successor in interest to Continental Bank, National Association) as Trustee, relating to debt securities;[3] First Supplemental Indenture thereto dated August 26, 1991;[4] Second Supplemental Indenture thereto dated December 10, 1997.[11]
		4.5	Officers' certificates relating to debt securities dated October 24, 1989,[7] October 12, 1993,[7] December 15, 1997[19] and May 31, 2002.[19]
		4.6	Revolving Loan Agreement dated April 11, 2001 between Registrant and LaSalle Bank National Association[16] amended November 30, 2001,[17] April 22, 2002,[17] June 6, 2002,[17] March 10, 2003,[18] March 21, 2003,[18] May 9, 2003,[19] June 26, 2003,[19] March 2, 2004,[24] and March 29, 2005.[29]
		4.7	Note Purchase Agreement dated May 1, 2001 between Registrant and various purchasers, relating to the issuance of debt securities to institutional investors.[16]
		4.8	Credit Agreement dated May 29, 2003 between Registrant and various subsidiaries and Merrill Lynch Capital and various additional lenders from time to time who are parties thereto,[19] as amended January 23, 2004,[24] August 24, 2004,[25] and March 29, 2005.[29]
		4.9	Loan and Security Agreement dated July 1, 2003 between Registrant's subsidiary, AAR Wood Dale LLC and Fremont Investment Loan.[19]
		4.10	Form of 2.875% Senior Convertible Note.[22]
		4.11	Indenture between AAR CORP. as Issuer and U.S. Bank National Association, as Trustee dated February 3, 2004.[22]

Index			Exhibits
		4.12	Registration Rights Agreement between AAR CORP. and Goldman, Sachs & Co., as representative of the several Purchasers, dated February 3, 2004.[22]
		4.13	Loan Agreement dated July 15, 2005 between Registrant's Subsidiary, AAR Wood Dale LLC and Principal Commercial Funding, LLC.[30]
			Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant is not filing certain documents. The Registrant agrees to furnish a copy of each such document upon the request of the Commission.
10.	Material Contracts	10.1*	Amended and Restated AAR CORP. Stock Benefit Plan effective October 1, 2001,[15] as amended June 27, 2003,[19] as amended May 5, 2005 (filed herewith).
		10.2*	Death Benefit Agreement dated August 24, 1984 between the Registrant and Ira A. Eichner.[5] Amendments thereto dated August 12, 1988,[2] May 25, 1990[12] and October 9, 1996,[12] and his agreement to terminate such Death Benefit Agreement dated May 30, 1999.[12]
		10.3*	Further Restated and Amended Employment Agreement dated August 1, 1985 between the Registrant and Ira A. Eichner.[1] Amendments thereto dated August 12, 1988,[2] May 25, 1990,[9] July 13, 1994[9] and October 9, 1996.[12]
		10.4*	Trust Agreement dated August 12, 1988 between the Registrant and Ira A. Eichner[2] and amendments thereto dated May 25, 1990,[9] February 4, 1994,[8] October 9, 1996[12] and May 30, 1999.[12]
		10.5*	AAR CORP. Directors' Retirement Plan, dated April 14, 1992,[6] amended May 26, 2000[13] and April 10, 2001.[16]
		10.6*	AAR CORP. Amended and Restated Supplemental Key Employee Retirement Plan, dated May 4, 2000,[13] amended April 10, 2001,[16] October 10, 2001,[17] October 10, 2002,[18] December 18, 2002[18] and July 1, 2003.[20]
		10.7*	Amended and Restated Employment Agreement dated July 14, 1998 between the Registrant and David P. Storch[13] and amended July 10, 2001.[14]
		10.8*	Amended and Restated Severance and Change in Control Agreement dated April 11, 2000 between the Registrant and Howard A. Pulsifer.[13]
		10.9*	Amended and Restated Severance and Change in Control Agreement dated August 1, 2000 between the Registrant and Michael J. Sharp.[16]
		10.10*	Amended and Restated Severance and Change in Control Agreement dated April 11, 2000 between the Registrant and Timothy J. Romenesko.[13]

Index		Exhibits	
		10.11*	Amended and Restated AAR CORP. Nonemployee Directors' Deferred Compensation Plan, dated April 8, 1997, amended May 26, 2000,[13] December 18, 2002[18] and July 1, 2003.[20]
		10.12*	Severance and Change in Control Agreement dated January 14, 2000 between the Registrant and James J. Clark.[18]
		10.13	Purchase and Sale Agreement dated March 21, 2003 between AAR Distribution, Inc., AAR Parts Trading, Inc., AAR Manufacturing, Inc., AAR Engine Services, Inc., AAR Allen Services, Inc., the Registrant as Initial Servicer and AAR Receivables Corporation II.[18]
		10.14	Receivables Purchase Agreement dated March 21, 2003 between AAR Receivables Corporation II, the Registrant individually and as Initial Servicer, the Financial Institutions from time to time Parties hereto and LaSalle Business Credit, LLC,[18] amended November 30, 2003,[24] February 27, 2004,[24] October 21, 2004,[26] November 30, 2004[27] and December 20, 2004.[28]
		10.15	Indenture dated October 3, 2003 between AAR Distribution, Inc. and iStar Garden City LLC.[21]
		10.16	Lease Agreement dated October 3, 2003 between AAR Allen Services, Inc., as tenant and iStar Garden City LLC, as Landlord, and related Guaranty dated October 3, 2003 from Registrant to iStar Garden City LLC.[21]
		10.17*	Consulting Agreement dated June 1, 1999 between the Registrant and Ira A. Eichner amended June 1, 2003.[23]
		10.18*	Severance and Change in Control Agreement dated April 1, 2003 between AAR Manufacturing, Inc. and Mark McDonald.[23]
		10.19	Lease Agreement by and between Indianapolis Airport Authority and AAR Aircraft Services, Inc. dated as of June 14, 2004, as amended January 21, 2005 (filed herewith).
		10.20*	Form of Non-Qualified Stock Option Agreement (filed herewith).
		10.21*	Form of Restricted Stock Agreement (filed herewith).
		10.22*	Form of Performance Restricted Stock Agreement (filed herewith).
21.	Subsidiaries of the Registrant	21.1	Subsidiaries of AAR CORP. (filed herewith).
23.	Consents of experts and counsel	23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.	Rule 13a-14(a)/15(d)-14(a) Certifications	31.1	Section 302 Certification dated July 22, 2005 of David P. Storch, President and Chief Executive Officer of Registrant (filed herewith).

	Index		Exhibits
		31.2	Section 302 Certification dated July 22, 2005 of Timothy J. Romenesko, Vice President and Chief Financial Officer of Registrant (filed herewith).
32.	Rule 13a-14(b)/15d-14(b) Certifications	32.1	Section 906 Certification dated July 22, 2005 of David P. Storch, President and Chief Executive Officer of Registrant (filed herewith).
		32.2	Section 906 Certification dated July 22, 2005 of Timothy J. Romenesko, Vice President and Chief Financial Officer of Registrant (filed herewith).

Notes:

[1] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1986.

[2] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1988.

[3] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1989.

[4] Incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-3 filed August 27, 1991.

[5] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1985.

[6] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1992.

[7] Incorporated by reference to Exhibits to the Registrant's Current Reports on Form 8-K dated October 24, 1989 and October 12, 1993, respectively.

[8] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1994.

[9] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1996.

[10] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated August 4, 1997.

[11] Incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-3 filed December 10, 1997.

[12] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1999.

[13] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2000.

[14] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 2001.

[15] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2001.

[16] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2001.

[17] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2002.

[18] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 2003.

[19] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2003.

[20] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.

[21] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2003.

[22] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 3, 2004.

[23] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 29, 2004.

[24] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2004.

[25] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 2004.

[26] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated October 21, 2004.

[27] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated November 30, 2004.

[28] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated December 20, 2004.

[29] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated March 29, 2005.

[30] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated July 15, 2005.

Exhibit 31.1

CERTIFICATION

I, David P. Storch, President and Chief Executive Officer of AAR CORP. (the "Registrant"), certify that:

1. I have reviewed this Annual Report on Form 10-K of AAR CORP.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

DATE: July 22, 2005

/s/ DAVID P. STORCH
David P. Storch
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Timothy J. Romenesko, Vice President and Chief Financial Officer of AAR CORP. (the "Registrant"), certify that:

1. I have reviewed this Annual Report on Form 10-K of AAR CORP.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

DATE: July 22, 2005

/s/ TIMOTHY J. ROMENESKO
Timothy J. Romenesko
Vice President and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the AAR CORP. (the "Company") Annual Report on Form 10-K for the period ending May 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David P. Storch, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 22, 2005

/s/ DAVID P. STORCH
David P. Storch
President and Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the AAR CORP. (the "Company") Annual Report on Form 10-K for the period ending May 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Timothy J. Romenesko, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 22, 2005

/s/ TIMOTHY J. ROMENESKO
Timothy J. Romenesko
Vice President, Treasurer and
Chief Financial Officer

STOCKHOLDER INFORMATION

Corporate Headquarters

AAR CORP.
1100 North Wood Dale Road
Wood Dale, Illinois 60191

Telephone: 630-227-2000
Facsimile: 630-227-2019
www.aarcorp.com

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
Jersey City, New Jersey

Annual Meeting of Stockholders

The annual meeting of stockholders will be held at 9:00 a.m. (CDT) on Wednesday, October 19, 2005, at AAR Corporate Headquarters, 1100 North Wood Dale Road, Wood Dale, Illinois 60191.

The number of holders of common stock, including participants in security positions listings as of June 30, 2005, was approximately 7,500.

The Investor Service Program

AAR CORP. provides its stockholders the opportunity to purchase additional shares of common stock of the Company by automatic reinvestment of dividends and optional additional investments. Stockholders may obtain information regarding this plan by contacting the Secretary, AAR CORP., 1100 North Wood Dale Road, Wood Dale, Illinois 60191.

Special Counsel

Schiff Hardin LLP
Chicago, Illinois

Ticker Symbol

AAR stock is traded on the New York and Chicago Stock Exchanges. Ticker symbol AIR.


AAR